Exhibit 99.1

Sun Life Financial Inc.	Shareholders’ Report For the period ended June 30, 2009 sunlife.com

CANADIAN RESIDENTS PARTICIPATING IN THE SHARE ACCOUNT
Shareholders holding shares in the Canadian Share Account can sell their shares for $15 plus 5 cents per share.
Complete Form A on the front of your Share Ownership Statement, tear it off and return it by mail to CIBC Mellon.
For more information call CIBC Mellon at 1 877 224-1760.

Sun Life Financial reports second quarter results
TORONTO (August 6, 2009) — Sun Life Financial Inc. (TSX/NYSE: SLF) reported net income of $591 million for the second quarter of 2009, compared with net income of $519 million in the same period last year. Fully diluted earnings per share was $1.05 compared to fully diluted earnings per share of $0.91 in the second quarter of 2008, an increase of $0.14. Return on equity was 14.9% for the quarter, up from 12.9% reported in the same quarter last year.
Results in the second quarter of 2009 were favourably impacted by reserve releases as a result of higher equity markets, increased interest rates and the positive impact of narrowing credit spreads. Strong results from improvements in capital markets in the second quarter were partially offset by increased reserves for downgrades on the Company’s investment portfolio, changes in asset default assumptions in anticipation of future credit-related losses, as well as credit impairments incurred during the quarter.
The Company’s capital levels remain strong and well balanced to support the risks associated with the business while optimizing shareholder return. As at June 30, 2009, the Company reported a Minimum Continuing Capital Surplus Requirement (MCCSR) ratio of 231% for Sun Life Assurance Company of Canada.
“Equity markets showed substantial improvement in the second quarter resulting in strong earnings gains,” said Donald A. Stewart, Chief Executive Officer, Sun Life Financial. “Equally impressive was the strength and momentum in our businesses. In Canada, strong brand and distribution remain critical during volatile market conditions. In our U.S. insurance business sales benefited from a flight to quality, while at MFS continued excellence in investment performance resulted in positive net flows.”
He went on to say “Recent equity market gains are encouraging, however a full, broad-based economic recovery will take time and credit conditions remain a headwind in the current environment. Earnings continue to be heavily influenced by external economic factors and will again be a factor in the third quarter as we update our equity and interest rate related assumptions in accordance with professional guidance for reserving and capital. We remain focused on maintaining a healthy capital base, well in excess of minimum regulatory levels. While market turbulence can result in quarterly earnings volatility it does not diminish the underlying strength of our businesses.”
Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of June 30, 2009, the Sun Life Financial group of companies had total assets under management of $397 billion. For more information please visit www.sunlife.com.
Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.
Sun Life Financial Inc. | sunlife.com     1

MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ended June 30, 2009
Dated August 6, 2009
Earnings and profitability
The financial results presented in this document are unaudited.
FINANCIAL SUMMARY

	Quarterly results					Year to date
	Q2’09	Q1’09	Q4’08	Q3’08	Q2’08	2009	2008

Common shareholders’ net income (loss) ($ millions)	591	(213)	129	(396)	519	378	1,052

Operating earnings (loss)(1) ($ millions)	591	(186)	(696)	(396)	519	405	1,052

Basic earnings (loss) per common share (EPS) ($)	1.06	(0.38)	0.23	(0.71)	0.92	0.68	1.87
Fully diluted EPS ($)	1.05	(0.38)	0.23	(0.71)	0.91	0.67	1.85
Fully diluted operating EPS(1) ($)	1.05	(0.33)	(1.25)	(0.71)	0.91	0.72	1.85

Return on common equity (ROE) (%)	14.9	(5.5)	3.3	(10.2)	12.9	4.7	13.2
Operating ROE(1)	14.9	(4.7)	(17.9)	(10.2)	12.9	5.1	13.2

Average common shares outstanding (millions)	559.8	559.7	559.7	559.7	561.6	559.7	562.7
Closing common shares outstanding (millions)	560.7	559.7	559.7	559.7	559.9	559.8	559.9

Sun Life Financial Inc.(2) reported net income attributable to common shareholders of $591 million for the quarter ended June 30, 2009, compared with net income of $519 million in the second quarter of 2008. Net income in the second quarter of 2009 was impacted by reserve releases of $432 million as a result of favourable equity markets, $104 million from increased interest rates and $117 million from the favourable impact of narrowing credit spreads. This was partially offset by $217 million in reserve increases for downgrades on the Company’s investment portfolio, $97 million in reserve increases related to changes in asset default assumptions in anticipation of future credit-related losses and $121 million in net credit impairments incurred during the quarter. Results in the second quarter of 2008 included earnings of $26 million or $0.05 per share from the Company’s 37% ownership interest in Cl Financial, which the Company sold in the fourth quarter of 2008.
Return on equity (ROE) for the second quarter of 2009 was 14.9% compared with 12.9% for the second quarter of 2008. The increase in ROE resulted from earnings per share (EPS) of $1.05, which was higher than EPS of $0.91 reported in the prior year.
Common shareholders’ net income for the first six months of 2009 was $378 million, compared to $1,052 million in the same period in 2008. Net income in the first six months of 2009 was adversely affected by reserve increases for downgrades on the Company’s investment portfolio, changes in asset default assumptions in anticipation of future credit-related losses and net credit impairments. This was partially offset by favourable equity markets and increased interest rates in the second quarter of 2009. Results for the first six months of 2008 included earnings of $69 million from the Company’s 37% ownership interest in Cl Financial.
Operating net income for the first six months of 2009 was $405 million, compared to $1,052 million in the first six months of 2008. Operating net income for the first six months of 2009 included after-tax charges of $27 million for restructuring costs taken as part of the Company’s efforts to reduce expense levels and improve operational efficiency.
Impact of currency
In general, the Company’s net income benefits from a weakening Canadian dollar as net income from the Company’s international operations is translated back to Canadian dollars. The relative impact of currency in any given quarter is driven by the movement in currency rates as well as the proportion of earnings generated in the Company’s foreign operations. The Company generally expresses the impact of currency on net income on a year-over-year basis. During the second quarter of 2009 the Canadian dollar appreciated relative to the U.S. dollar, however, year-over-year the value of the Canadian dollar weakened. In the second quarter of 2009, the Company’s overall net income was increased by $72 million from the weakening of the Canadian dollar relative to the second quarter of 2008.
Future Impact of Certain Prospective Actuarial Assumption Changes
As a result of pronounced market volatility over the past year and in accordance with professional guidance for reserving and capital, the Company expects to update the equity and interest rate related assumptions used to value variable annuity, segregated fund, certain fixed annuity and individual life liabilities in the third quarter of 2009. While the precise impact is not yet determinable, the Company estimates that there will be an unfavourable impact to net income as a result of these updates in the range of $450 million to $550 million after-tax,

(1)	Operating earnings and other financial information based on operating earnings such as operating earnings per share and operating return on equity are non-GAAP financial measures. For additional information please see “Use of Non-GAAP Financial Measures”. All EPS measures in this document refer to fully diluted EPS, unless otherwise stated.

(2)	Together with its subsidiaries and joint ventures “the Company” or “Sun Life Financial”.
2      Sun Life Financial Inc. | Second Quarter 2009

Management’s Discussion and Analysis
including management actions. In addition, the Company expects that these updates will reduce its regulatory capital ratios. However, the Company expects to remain strongly capitalized after these updates are in effect. The estimated impact of these changes is forward-looking information. Additional information on these changes can be found in the “Outlook” section of this document.
Performance by business group
The Company manages its operations and reports its results in five business segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial U.S. (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia) and Corporate. Additional detail concerning the segments is outlined in Note 5 to Sun Life Financial Inc.’s Interim Consolidated Financial Statements, which are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Where appropriate, information on a business segment is presented both in Canadian dollars and the segment’s local currency to facilitate the analysis of underlying business trends.
SLF CANADA

	Quarterly results					Year to date
	Q2’09	Q1’09	Q4’08	Q3’08	Q2’08	2009	2008

Common shareholders’ net income (loss) ($ millions)
Individual Insurance & Investments	136	77	(130)	28	177	213	326
Group Benefits	53	65	74	81	80	118	129
Group Wealth	28	52	1	48	39	80	88

Total	217	194	(55)	157	296	411	543

SLF Canada had net income of $217 million in the second quarter of 2009 compared to net income of $194 million in the first quarter of 2009 and earnings of $296 million in the second quarter of 2008. The decrease in earnings from the second quarter of 2008 was mainly attributable to unfavourable interest rate related hedge impacts, changes in asset default assumptions in anticipation of future credit-related losses, lower morbidity gains and increased tax provisions. This decline in earnings was partially offset by the impact of increasing equity markets during the second quarter of 2009. Results in the second quarter of 2008 included earnings from the Company’s 37% ownership interest in Cl Financial, which the Company sold in the fourth quarter of 2008.
•	Individual Insurance & Investments earnings were $136 million for the second quarter of 2009 compared to earnings of $177 million in the second quarter of 2008. Earnings in the second quarter of 2009 were lower due to unfavourable interest rate related hedge impacts, changes in asset default assumptions, lower earnings due to the sale of the Company’s ownership interest in Cl Financial and increased tax provisions. This decline in earnings was partially offset by the impact of increasing equity markets.
•	Group Benefits earnings were $53 million for the second quarter of 2009 compared to $80 million for the same quarter of 2008 due primarily to lower morbidity gains and changes in asset default assumptions.
•	Group Wealth earnings were $28 million for the second quarter of 2009 compared to $39 million for the same quarter one year ago due primarily to changes in asset default assumptions.
Earnings for the first six months of 2009 were $411 million compared to $543 million for the same period last year. Net income decreased primarily from lower earnings due to the sale of the Company’s holdings in Cl Financial, unfavourable interest rate related hedge impacts and changes in asset default assumptions in anticipation of future credit-related losses.
Despite the challenging economic environment in the second quarter of 2009, SLF Canada maintained sales momentum. Sales of Individual fixed interest products, including accumulation annuities, GICs and payout annuities, increased 119% from the same period a year ago to $248 million. In Group Benefits, sales increased by 68% to $69 million in the second quarter of 2009 compared with the same period last year. In Group Wealth, Group Retirement Services (GRS) sales included $193 million of retained assets from members leaving plans, representing a 46% retention ratio. GRS continued to build on its leadership position in the Defined Contribution (DC) industry in the first quarter of 2009 capturing 57% of total DC market activity, as recently reported by LIMRA.
SLF U.S.

	Quarterly results					Year to date
	Q2’09	Q1’09	Q4’08	Q3’08	Q2’08	2009	2008

Common shareholders’ net income (loss) (US$ millions)
Annuities	212	(324)	(672)	(456)	22	(112)	97
Individual Insurance	95	(57)	95	(76)	35	38	54
Employee Benefits Group	30	48	1	30	25	78	44

Total (US$ millions)	337	(333)	(576)	(502)	82	4	195
Total (C$ millions)	422	(407)	(679)	(533)	83	15	196

Sun Life Financial Inc. | sunlife.com     3

Management’s Discussion and Analysis
SLF U.S. had net income of C$422 million in the second quarter of 2009 compared to a net loss of C$407 million in the first quarter of 2009 and earnings of C$83 million in the second quarter of 2008. The depreciation of the Canadian dollar against the U.S. dollar increased the reported income in SLF U.S. by C$57 million in the second quarter of 2009 compared to the second quarter of 2008.
In U.S. dollars, earnings were US$337 million compared to earnings of US$82 million in the second quarter of 2008. Results were higher primarily from the favourable impact of equity markets, the narrowing of credit spreads and increasing interest rates. The favourable impacts on earnings were partially offset by reserve increases related to changes in asset default assumptions in anticipation of future credit-related losses and downgrades on the investment portfolio, as well as net credit impairments incurred during the quarter.
•	Annuities earnings were US$212 million compared to earnings of US$22 million in the second quarter of 2008. Earnings were higher primarily due to improved equity markets and the favourable impact of narrowing credit spreads on fixed annuities resulting in a decrease in reserves. This was partially offset by hedge impacts, reserve increases for changes in asset default assumptions and downgrades on the investment portfolio, as well as net credit impairments incurred during the quarter.
•	Individual Insurance earnings for the second quarter of 2009 were US$95 million compared to earnings of US$35 million in the second quarter of 2008. Earnings increased primarily as a result of favourable interest rate movements and the impact of additional hedging activity, partially offset by reserve increases in anticipation of higher funding costs for universal life products with secondary guarantees.
•	Employee Benefits Group (EBG) earnings were US$30 million compared to US$25 million in the second quarter of 2008. Earnings were higher as a result of increased interest rates during the quarter and the impact of favourable claims experience.
Earnings for the first six months of 2009 were US$4 million compared to US$195 million for the same period last year. Earnings were lower primarily due to the impact of credit-related allowances and credit-related losses in Annuities, and the unfavourable impact from the implementation of an internal reinsurance transaction in Individual Insurance for capital efficiency. These decreases were partially offset by favourable interest rate movements and favourable EBG claims experience. EBG earnings for the first six months of 2009 were US$34 million higher than the same period last year.
Despite challenging financial markets, domestic variable and fixed annuity sales in the second quarter of 2009 were US$1.3 billion, and EBG sales were US$126 million, an increase of 76%, and 3% respectively, compared to the second quarter of 2008. Although Individual Life second quarter 2009 sales of US$60 million were down 39% compared to the second quarter of 2008, sales of Individual Life core products were up 33% compared to the same period a year ago.
MFS INVESTMENT MANAGEMENT

	Quarterly results					Year to date
	Q2’09	Q1’09	Q4’08	Q3’08	Q2’08	2009	2008

Common shareholders’ net income (US$ millions)	27	23	25	47	55	50	114
Common shareholders’ net income (C$ millions)	32	28	30	49	56	60	115
Pre-tax operating profit margin ratio(3)	23%	21%	21%	29%	34%	22%	34%
Average net assets (US$ billions)	140	125	133	176	191	133	189
Assets under management (US$ billions)	147	124	134	162	183	147	183
Net sales (redemptions) (US$ billions)	4.9	0.2	(2.1)	(2.0)	1.0	5.1	(1.7)
Asset appreciation / (depreciation) (US$ billions)	17.9	(10.7)	(25.5)	(19.4)	(2.0)	7.2	(14.5)
S&P 500 Index (daily average)	893	811	910	1,255	1,371	852	1,360

MFS had net income of C$32 million in the second quarter of 2009 compared to earnings of C$28 million in the first quarter of 2009 and earnings of $56 million in the second quarter of 2008. The movement of the Canadian dollar against the U.S. dollar increased earnings for MFS by C$4 million in the second quarter of 2009 compared to the second quarter of 2008.
In U.S. dollars, second quarter earnings were US$27 million compared to US$55 million in the second quarter of 2008. The decrease in earnings from the second quarter of 2008 was primarily due to lower average net assets as a result of the decline in global financial markets.
Six-month earnings were US$50 million compared to US$114 million in the same period last year. The decrease is primarily due to lower average net assets as a result of the decline in global financial markets.
Total assets under management at June 30, 2009 were US$147 billion, an increase of US$13 billion compared to December 31, 2008, driven by asset appreciation of US$7.2 billion and net inflows of US$5.1 billion.

(3)	Pre-tax operating profit margin ratio is a non-GAAP measure. See “Use of Non-GAAP Financial Measures.”
4     Sun Life Financial Inc. | Second Quarter 2009

Management’s Discussion and Analysis
Net flows in the second quarter of 2009 were US$4.9 billion, including retail net flows of US$1.2 billion. MFS’ retail fund performance remains strong with 92% of fund assets ranked in the top half of their respective Lipper categories based on three-year performance. Performance in the U.S. equity and global/international equity categories has been especially strong, with 93% and 97% of fund assets, respectively, ranking in the top half of their respective three-year Lipper averages as of June 30, 2009.
SLF ASIA

	Quarterly results					Year to date
	Q2’09	Q1’09	Q4’08	Q3’08	Q2’08	2009	2008

Common shareholders’ net income (loss) ($ millions)	20	17	16	(8)	12	37	25

Second quarter earnings for SLF Asia were $20 million compared to earnings of $17 million in the first quarter of 2009 and $12 million in the second quarter of 2008. The increase in earnings from the second quarter of 2008 was primarily due to increased net income in Hong Kong as a result of improved economic conditions including favourable equity and interest rate movements.
Earnings for the first six months of 2009 were $37 million compared to $25 million for the same period last year. Earnings were higher primarily from increased net income in Hong Kong as a result of improved economic conditions. Results for the first six months of 2008 were unfavourably impacted by the widening of credit spreads in Hong Kong.
Sales in SLF Asia for the first six months were down 1.5% compared to the first six months of 2008 with continued growth in India offset by a slow down in sales in other markets. Reduced preference for investment-linked products created by volatile economic conditions has been mostly offset by increased demand for traditional insurance products. In India, Birla Sun Life Asset Management Company, the Company’s mutual fund joint venture was awarded Mutual Fund House of the Year for 2008 by CNBC-CRISIL. The award, which recognizes outstanding mutual fund performance, has been awarded to Birla Sun Life Asset Management two years in a row, a first in the Indian Mutual Fund industry. On July 15, 2009, the new joint venture between Sun Life Financial and Commerce International Merchant Bankers Group received regulatory approval. The joint venture will enable Sun Life Financial’s life, accident and health insurance products to be distributed through the 600-plus branches of PT Bank CIMB Niaga in Indonesia.
CORPORATE
Corporate includes the results of Sun Life Financial U.K. (SLF U.K.) and Corporate Support, which includes the Company’s reinsurance businesses as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business segments.

	Quarterly results					Year to date
	Q2’09	Q1’09	Q4’08	Q3’08	Q2’08	2009	2008

Common shareholders’ net income (loss) ($ millions)
SLF U.K.	(48)	—	40	69	41	(48)	100
Corporate Support	(52)	(45)	777	(130)	31	(97)	73

Total	(100)	(45)	817	(61)	72	(145)	173

The Corporate segment had a loss of $100 million in the second quarter of 2009 compared to a loss $45 million in first quarter of 2009 and net income of $72 million in the second quarter of 2008. SLF U.K. had a loss of $48 million primarily as a result of reserve increases for downgrades on the investment portfolio. In Corporate Support, earnings in the second quarter of 2009 were lower by $83 million over the same period last year primarily as a result of credit impairments incurred during the quarter, but not yet allocated to the Company’s various business groups, and the positive impact of changes in income tax liabilities which favourably impacted results in the second quarter of 2008, partially offset by improved mortality experience in the Company’s reinsurance business.
Losses for the first six months of 2009 in the Corporate segment were $145 million compared to earnings of $173 million for the same period last year. Earnings in SLF U.K. were lower as a result of downgrades on the investment portfolio, changes in interest rates and lower equity markets as well as increases in reserves to reflect cash flow modelling for current and prior period experience. In Corporate Support, earnings were lower from credit impairments, restructuring costs taken as part of the Company’s efforts to reduce expense levels and improve operational efficiency, as well the positive impact of income tax liabilities which favourably impacted results in the first six months of 2008.
On June 15, 2009 Sun Life Financial announced its proposed acquisition of the United Kingdom operations of Lincoln National Corporation for an estimated purchase price of $359 million. The final purchase price is subject to adjustment related to market and business performance between signing and closing and to a potential adjustment related to the Lincoln UK pension plan. The completion of the transaction is subject to regulatory approvals and the satisfaction of customary closing conditions and is anticipated to be completed later this year. Sun Life Financial expects to use existing capital to finance the acquisition. The acquisition will increase SLF U.K.’s assets under management by nearly 60% to $19 billion and double the number of policies in force to 1.1 million. The combined operation will carry the Sun Life Financial of Canada name upon integration, a brand that has been active in the United Kingdom for more than a century.
Sun Life Financial Inc. | sunlife.com     5

Management’s Discussion and Analysis
Additional financial disclosure
REVENUE
Under Canadian GAAP, revenues include (i) regular premiums received on life and health insurance policies and fixed annuity products, (ii) net investment income comprised of income earned on general fund assets and changes in the value of held-for-trading assets and derivative instruments, and (iii) fee income received for services provided. Segregated fund deposits, mutual fund deposits and managed fund deposits are not included in revenues.
Net investment income can experience volatility arising from quarterly fluctuation in the value of held-for-trading assets. The bonds and stocks which support actuarial liabilities are designated as held-for-trading and consequently, changes in fair values of these assets are recorded in net investment income in the consolidated statement of operations. Changes in the fair values of these assets are largely offset by changes in the fair value of the actuarial liabilities, where there is an effective matching of assets and liabilities. The Company performs cash flow testing whereby asset and liability cash flows are projected under various scenarios. When an asset backing liabilities is written down in value to reflect impairment or default, the actuarial assumptions about the cash flows required to support the liabilities will change, resulting in an increase in actuarial liabilities charged through the consolidated statement of operations. Additional detail on the Company’s accounting policies can be found in Sun Life Financial Inc.’s annual Management’s Discussion and Analysis (MD&A), which are available on the Company’s website at www.sunlife.com.

	Quarterly results					Year to date
	Q2’09	Q1’09	Q4’08	Q3’08	Q2’08	2009	2008

Revenues ($ millions)
SLF Canada	3,482	2,249	2,052	1,279	2,276	5,731	4,596
SLF U.S.	3,920	2,360	587	546	1,624	6,280	2,684
MFS	299	288	310	342	367	587	729
SLF Asia	634	238	128	180	71	872	190
Corporate (net of consolidating adjustments)	385	(107)	1,629	213	73	278	98

Total as reported	8,720	5,028	4,706	2,560	4,411	13,748	8,297

Impact of currency and changes in the fair value of held-for-trading assets and derivative instruments	2,945	(358)	(1,352)	(2,889)	(1,098)	2,587	(3,284)

Total adjusted revenue	5,775	5,386	6,058	5,449	5,509	11,161	11,581

Revenues for the second quarter of 2009 were $8.7 billion, up $4.3 billion from the comparable period a year ago. After adjusting for the impact of currency and fair value changes in held-for-trading assets, second quarter 2009 revenue of $5.8 billion was $296 million higher than the same period a year ago mainly due to growth in SLF Canada and SLF U.S. annuity premiums.
Premium revenue was higher by $886 million in the second quarter of 2009 compared to the same period one year ago, with $295 million arising from the weakening of the Canadian dollar against the U.S. currency. The increase of $591 million, without the effect of currency, mostly arose from improved annuity premiums. SLF Canada annuity premiums were higher by $196 million with both Individual and Group Wealth stronger. SLF U.S. annuity premiums were up $334 million before currency impacts mostly from growth in fixed annuity sales.
Net investment income of $3.9 billion was $3.5 billion higher in the second quarter of 2009 compared to the same period a year ago. The changes in fair market value of held-for-trading assets and derivatives improved net investment income by $2.5 billion in the second quarter of 2009 compared to a decrease of $1.1 billion in the second quarter of 2008. There was also a $267 million increase as a result of the weakening of the Canadian dollar against foreign currencies.
Fee income of $628 million in the second quarter of 2009 was down by $87 million compared to the same period in the previous year as a decrease of $148 million, before the impact of currency, from lower fees on reduced asset values in the wealth businesses was partially offset by an increase of $61 million from the weakening of the Canadian dollar relative to the U.S. dollar.
Revenues of $13.7 billion for the six months ended June 30, 2009 were up $5.5 billion from the comparable period a year earlier. The primary areas of improvement were the changes in fair value of held-for-trading assets which had a positive contribution of $4.1 billion to the increase, excluding the $233 million favourable impact of currency. Annuity premiums also contributed $1.2 billion to the improvement including $293 million from the weakening of the Canadian dollar.
6     Sun Life Financial Inc. | Second Quarter 2009

Management’s Discussion and Analysis
ASSETS UNDER MANAGEMENT (AUM)
AUM were $397.5 billion as at June 30, 2009 compared to $381.1 billion as at December 31, 2008, and $413.2 billion as at June 30, 2008. The increase of $16.4 billion between December 31, 2008 and June 30, 2009 resulted primarily from:

(i)	positive market movements of $12.1 billion;
(ii)	net sales of mutual, managed and segregated funds of $11.0 billion;
(iii)	an increase of $2.0 billion from the change in value of held-for-trading assets; partially offset by
(iv)	a decrease of $9.7 billion from a strengthening Canadian dollar compared to the prior period exchange rates.
AUM decreased $15.7 billion between June 30, 2008 and June 30, 2009. The decrease in AUM related primarily to:

(i)	declining market performance that lowered AUM by $57.7 billion;
(ii)	a decrease of $3.1 billion from the change in value of held-for-trading assets; partially offset by
(iii)	an increase of $34.8 billion from the weakening of the Canadian dollar against foreign currencies;
(iv)	net sales of mutual, managed and segregated funds of $6.4 billion; and
(v)	business growth.
CHANGES IN THE BALANCE SHEET AND SHAREHOLDERS’ EQUITY
Total general fund assets were $120.6 billion as at June 30, 2009, compared to $113.6 billion a year earlier and $119.8 billion at December 31, 2008. Total general fund assets were up $7.0 billion from the June 30, 2008 level with business growth and an increase of $6.4 billion from the weakening of the Canadian dollar against foreign currencies, partially offset by a decrease of $3.1 billion from the change in value of held-for-trading assets.
Total general fund assets increased by $814 million from the December 31, 2008 level of $119.8 billion. The favourable impact of $2.0 billion from the change in value of held-for-trading assets and business growth boosted general fund assets in the first half of 2009. These increases were partially offset by a reduction of $2.2 billion from the strengthening of the Canadian dollar against foreign currencies.
Actuarial and other policy liabilities of $83.6 billion as at June 30, 2009 increased by $2.2 billion compared to December, 31, 2008, with an increase of $2.0 billion related to corresponding changes in fair value of held-for-trading assets and business growth mostly from annuity sales in SLF U.S. and SLF Canada partly offset by a reduction of $1.3 billion from the strengthening of the Canadian dollar against foreign currencies.
Actuarial and other policy liabilities were up by $5.4 billion from the June 30, 2008 amount of $78.2 billion. Business growth and an increase of $4.1 billion resulting from the weakening of the Canadian dollar against foreign currencies were partially offset by a reduction in changes in fair value of held-for-trading assets of $3.1 billion.
Shareholders’ equity, including Sun Life Financial’s preferred share capital, was $17.9 billion as at June 30, 2009 compared to $17.4 billion as at December 31, 2008 and $17.5 billion as at June 30, 2008. The increase of $580 million between December 31, 2008 and June 30, 2009 resulted primarily from:

(i)	shareholders’ net income of $413 million, before preferred share dividends of $35 million;
(ii)	unrealized gains on available-for-sale assets in other comprehensive income (OCI) of $782 million; and
(iii)	net proceeds of $246 million from the issue of 6% preferred shares; partially offset by
(iv)	common share dividend payments of $403 million; and
(v)	a decrease of $455 million from the strengthening of the Canadian dollar.
As at August 3, 2009, Sun Life Financial Inc. had 560.8 million common shares and 71.0 million preferred shares outstanding.
Sun Life Financial Inc. | sunlife.com     7

Management’s Discussion and Analysis
CASH FLOWS

	Quarterly results		Year to date
($ millions)	Q2’09	Q2’08	2009	2008

Cash and cash equivalents, beginning of period	9,366	3,257	7,263	3,603
Cash flows provided by (used in):
Operating activities	1,113	599	1,811	792
Financing activities	225	124	778	178
Investing activities	(1,058)	(819)	(365)	(1,483)
Changes due to fluctuations in exchange rates	(481)	(47)	(321)	24

Increase in cash and cash equivalents	(201)	(143)	1,902	(489)

Cash and cash equivalents, end of period	9,165	3,114	9,165	3,114
Short-term securities, end of period	2,035	2,268	2,035	2,268

Total cash, cash equivalents and short-term securities	11,200	5,382	11,200	5,382

Net cash, cash equivalents and short-term securities of $11.2 billion as at the end of the second quarter of 2009 were up by $5.8 billion compared to the second quarter of 2008.
Cash generated by operations was $514 million higher in the second quarter of 2009 than 2008. The increase was mainly due to a higher level of premiums partially offset by increased policyholder payments and expenses. Cash provided by financing activities in the second quarter of 2009 was $101 million higher than in the same period a year ago mostly due to a $250 million issuance of preferred shares and a reduction of $99 million in share repurchases, partly offset by a net decrease of $49 million in the issuance of new debentures compared to the comparable period a year ago. Cash used in investing activities was up by $239 million in the second quarter of 2009 compared with the same quarter of 2008 from an increased level of long-term asset purchases. The strengthening of the Canadian dollar decreased cash balances by $481 million in the second quarter of 2009 compared to $47 million in the comparable period a year ago.
Cash provided by operating activities for the six months ended June 30, 2009 was $1.0 billion higher than the comparable period a year ago. The increase of $1.7 billion in premiums was only partly offset by higher policyholder payments and expenses. Financing activities for the first six months of 2009 provided $599 million more in cash than the comparable period of 2008 from a combination of increased preferred share and debenture issuances and reduced level of share repurchases. Cash used by investing activities was $1.1 billion lower in the first six months of 2009 than 2008 mostly from a lower level of investing as a result of the Company’s decision to maintain higher levels of liquidity due to current market conditions. The strengthening of the Canadian dollar reduced cash balances by $321 million in the first six months of 2009 compared to an increase of $24 million in the same period a year ago from a weakening of the Canadian dollar.
QUARTERLY FINANCIAL RESULTS
The following table provides a summary of Sun Life Financial’s results for the eight most recently completed quarters.

	Quarterly results
	Q2’09	Q1’09	Q4’08	Q3’08	Q2’08	Q1’08	Q4’07	Q3’07

Common shareholders’
net income (loss) ($ millions)	591	(213)	129	(396)	519	533	555	577
Operating earnings (loss) ($ millions)	591	(186)	(696)	(396)	519	533	560	583
Basic EPS ($)	1.06	(0.38)	0.23	(0.71)	0.92	0.95	0.98	1.02
Fully diluted EPS ($)	1.05	(0.38)	0.23	(0.71)	0.91	0.93	0.97	1.00
Fully diluted operating EPS ($)	1.05	(0.33)	(1.25)	(0.71)	0.91	0.93	0.98	1.01
Total revenue ($ millions)	8,720	5,028	4,706	2,560	4,411	3,886	5,405	5,699
Total AUM ($ billions)	397	375	381	389	413	415	425	427

INVESTMENTS
The Company had total invested assets of $108 billion as at June 30, 2009. The majority of the Company’s general funds are invested in medium- to long-term fixed income instruments such as bonds and mortgages. The Company holds 86% of its invested assets in cash and fixed income investments. Stocks and real estate comprised 4% and 5% of the portfolio, respectively, as at June 30, 2009. The remaining 5% of the portfolio is comprised of policy loans, derivatives and other invested assets.
As at June 30, 2009, the Company held $60.4 billion of bonds, which constituted 56% of the Company’s overall investment portfolio. Bonds with an investment grade of “A” or higher represented 65%, and bonds rated “BBB” or higher represented 95% of the total bond portfolio as at June 30, 2009, down from 97% at December 31, 2008. The decrease is mainly due to downgrades in the bond portfolio, primarily the financial sector, as a result of the weaker credit environment.
8     Sun Life Financial Inc. Second Quarter 2009

Management’s Discussion and Analysis
Included in $60.4 billion of bonds, the Company held $12.7 billion of privately held bonds, which constituted 21% of the Company’s overall bond portfolio. Bonds that are not issued or guaranteed by sovereign, regional and municipal governments represented 75% of the total bond portfolio as at June 30, 2009, unchanged from December 31, 2008.
The Company’s gross unrealized losses as at June 30, 2009 for available-for-sale bonds and held-for-trading bonds were $1.1 billion and $4.9 billion, respectively, compared with $1.9 billion and $7.1 billion, respectively, at December 31, 2008. The change is primarily due to tightening of credit spreads partially offset by increases in interest rates. Gross unrealized losses reflect the difference between the fair value and amortized cost.
The Company’s bond portfolio as at June 30, 2009 included $15.4 billion in the financial sector, representing approximately 26% of the Company’s bond portfolio, or 14% of the Company’s total invested assets. This compares to $15.5 billion as at December 31, 2008. The $0.1 billion decrease in the value of financial sector bond holdings is primarily the result of increase in interest rates and strengthening in the Canadian dollar offset by credit spread narrowing.
The Company’s bond portfolio as at June 30, 2009 included $4.6 billion of asset-backed securities reported as bonds, representing approximately 8% of the Company’s bond portfolio, or 4% of the Company’s total invested assets. This compares to $5.1 billion as at December 31, 2008.

	June 30, 2009		December 31,2008
($ millions)	Fair value	Investment grade%	Fair value	Investment grade %

Commercial mortgage-backed securities	1,840	98.4%	1,889	99.7%
Residential mortgage-backed securities
Agency	958	100.0%	1,138	100.0%
Non-agency	1,016	89.7%	1,092	98.4%
Collateralized debt obligations	158	65.8%	215	80.8%
Other*	638	90.3%	754	97.3%

Total	4,610	94.6%	5,088	98.3%

*	Other includes sub-prime, a portion of the Company’s exposure to Alt-A and other asset-backed securities
The fair value of the Company’s asset-backed securities reported as bonds is further broken down in the tables below to reflect ratings and vintages of the assets within this portfolio. The Company determines impairments on securitized assets by using discounted cash flow models that consider losses under current and expected economic conditions. Assumptions used include macroeconomic factors such as commercial and residential property values and unemployment rates. If the cash flow modelling results in an economic loss and the Company believes the loss is probable of occurring, an impairment is recorded. The asset-backed portfolio is highly sensitive to fluctuations in macroeconomic factors. Further write-downs on previously impaired securities may result from continued deterioration in economic factors such as property values and unemployment rates.

		RMBS–	RMBS–
As at June 30, 2009	CMBS	Agency	Non-agency	CDOS	Other

Rating
AAA	74.1%	100.0%	33.0%	7.1%	53.7%
AA	7.3%	0.0%	40.8%	24.0%	8.1%
A	8.5%	0.0%	11.6%	0.5%	15.7%
BBB	8.5%	0.0%	4.3%	34.2%	12.8%
BB & Below	1.6%	0.0%	10.3%	34.2%	9.7%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Vintage
2005 & Prior	84.2%	62.1%	90.2%	70.7%	56.9%
2006	12.1%	8.7%	8.3%	8.5%	17.4%
2007	3.5%	13.2%	1.5%	20.8%	2.0%
2008	0.1%	15.8%	0.0%	0.0%	23.7%
2009	0.1%	0.2%	0.0%	0.0%	0.0%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

CMBS = Commercial Mortgage-Backed Securities; RMBS = Residential Mortgage-Backed Securities; CDOs = Collateralized Debt Obligations
Sun Life Financial Inc. | sunlife.com     9

Management’s Discussion and Analysis

		RMBS–	RMBS–
As at December 31, 2008	CMBS	Agency	Non-agency	CDOs	Other

Rating
AAA	74.5%	100.0%	33.2%	19.1%	51.3%
AA	7.7%	0.0%	48.0%	46.5%	13.9%
A	8.3%	0.0%	11.6%	10.5%	20.4%
BBB	9.2%	0.0%	5.6%	4.7%	11.7%
BB & Below	0.3%	0.0%	1.6%	19.2%	2.7%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Vintage
2005 & Prior	85.6%	59.2%	90.2%	75.0%	59.3%
2006	10.8%	11.1%	8.2%	9.5%	18.5%
2007	3.5%	13.1%	1.6%	15.5%	2.5%
2008	0.1%	16.6%	0.0%	0.0%	19.7%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

CMBS = Commercial Mortgage-Backed Securities; RMBS = Residential Mortgage-Backed Securities; CDOs = Collateralized Debt Obligations
As at June 30, 2009, the Company had indirect exposure to residential sub-prime and Alternative-A (Alt-A) loans of $146 million and $127 million, respectively, together representing approximately 0.3% of the Company’s total invested assets. Alt-A loans generally are residential loans made to borrowers with credit profiles that are stronger than sub-prime but weaker than prime. 90.4% of these investments either were issued before 2006 or have an “AAA” rating.
The Company’s mortgage portfolio consists almost entirely of first mortgages. While the Company generally requires a maximum loan to value ratio of 75%, it may invest in mortgages with a higher loan to value ratio in Canada if the mortgage is insured. As at June 30, 2009, the mix of the Company’s mortgage portfolio was 81.4% non-residential and 18.6% residential and approximately 33.4% of mortgage loans will mature by December 31, 2013. As at June 30, 2009, the Company’s commercial mortgage portfolio had a carrying value of $14.8 billion, which is spread across approximately 4,100 loans.

($ millions)	June 30, 2009			December 31, 2008
	Residential	Non-residential	Total	Residential	Non-residential	Total

Canada	2,531	5,552	8,083	2,620	5,896	8,516
United States	322	6,819	7,141	342	7,338	7,680
United Kingdom	—	75	75	—	71	71

Total Mortgages	2,853	12,446	15,299	2,962	13,305	16,267

Corporate Loans	—	—	5,878	—	—	6,035

Total Mortgages & Corporate Loans			21,177			22,302

The distribution of mortgages and corporate loans by credit quality as at June 30, 2009 and December 31, 2008 is shown in the tables below.

	June 30, 2009
	Gross carrying value			Allowance for losses
	Mortgages	Corporate loans	Total	Mortgages	Corporate loans	Total

Not past due	$15,125	$5,825	$20,950	$—	$—	$—
Past due:
Past due less than 90 days	15	8	23	—	—	—
Past due 90 to 179 days	—	—	—	—	—	—
Past due 180 days or more	—	—	—	—	—	—
Impaired	189	65	254	30	20	50

Balance, June 30, 2009	$15,329	$5,898	$21,227	$30	$20	$50

	December 31, 2008
	Gross carrying value			Allowance for losses
	Mortgages	Corporate loans	Total	Mortgages	Corporate loans	Total

Not past due	$16,171	$5,946	$22,117	$—	$—	$—
Past due:
Past due less than 90 days	17	17	34	—	—	—
Past due 90 to 179 days	—	14	14	—	—	—
Past due 180 days or more	1	9	10	—	—	—
Impaired	91	59	150	13	10	23

Balance, December 31, 2008	$16,280	$6,045	$22,325	$13	$10	$23

10     Sun Life Financial Inc. | Second Quarter 2009

Management’s Discussion and Analysis
Net impaired assets for mortgages and corporate loans, net of allowances, amounted to $204 million as at June 30, 2009, $77 million more than the December 31, 2008 level for these assets. In addition to allowances reflected in the carrying value of mortgages and corporate loans, the Company had $3.0 billion of reserves for possible future asset defaults for all financial assets included in its actuarial liabilities as at June 30, 2009, compared with $2.3 billion as at December 31, 2008.
The values of the Company’s derivative instruments are summarized in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

($ millions)	June 30, 2009	December 31, 2008

Net fair value	(592)	(550)
Total notional amount	48,820	50,796
Credit equivalent amount	895	1,260
Risk-weighted credit equivalent amount	6	28

The total notional amount decreased to $48.8 billion as at June 30, 2009, from $50.8 billion as at December 31, 2008, and the net fair value was $(592) million as at June 30, 2009 compared with the December 31, 2008 amount of $(550) million. The credit equivalent amount, a measure used to approximate the potential credit exposure, is determined as the replacement cost of the derivative contracts having a positive fair value plus an amount representing the potential future credit exposure. The risk-weighted credit equivalent amount is a measure used to determine the amount of capital necessary to support derivative transactions for certain Canadian regulatory purposes. It is determined by weighting the credit equivalent amount according to the nature of the derivative and the creditworthiness of the counterparties.
The invested asset values and ratios presented in this section are based on the carrying value of the respective asset categories. Carrying value for available-for-sale and held-for-trading invested assets are equal to fair value. In the event of default, if the amounts recovered are insufficient to satisfy the related actuarial liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.
CAPITAL MANAGEMENT AND LIQUIDITY
Sun Life Financial has a policy designed to maintain a strong capital position and provide the flexibility necessary to take advantage of growth opportunities, to support the risk associated with its businesses and to optimize shareholder return. The Company’s capital base is structured to exceed regulatory and internal capital targets and maintain strong credit ratings while maintaining a capital efficient structure and desired capital ratios. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business unit level under the principles appropriate to the jurisdiction in which it operates. Sun Life Financial manages capital for all of its subsidiaries in a manner commensurate with its risk profile.
Sun Life, including all of its business groups, conducts a rigorous capital plan annually where capital options, fund raising alternatives and dividend policies are presented to the Board. Capital reviews are regularly conducted which consider the potential impacts under various business, interest rate and equity market scenarios. Relevant components of the capital reviews are presented to the Board on a quarterly basis.
Sun Life Assurance Company of Canada (Sun Life Assurance), the Company’s principal operating subsidiary in Canada, is subject to the Minimum Continuing Capital Surplus Requirements (MCCSR) of the Office of the Superintendent of Financial Institutions, Canada (OSFI). OSFI’s capital target for life insurance companies is an MCCSR ratio of 150% or greater. With an MCCSR ratio of 231% Sun Life Assurance was well above the supervisory target as at June 30, 2009, compared to 232% as at December 31, 2008. The MCCSR ratio remained relatively flat with December 31, 2008 as the impact of equity markets largely offset credit experience. The financial strength ratings for Sun Life Financial’s principal operating subsidiaries remained unchanged from the first quarter of 2009.
The Company’s risk management framework includes a number of liquidity risk management procedures, including prescribed liquidity stress testing, active monitoring and contingency planning. The Company maintains an overall asset liquidity profile that exceeds requirements to fund potential demand liabilities under prescribed adverse liability demand scenarios. The Company also actively manages and monitors the matching of its asset positions against its commitments, together with the diversification and credit quality of its investments, against established targets.
The Company’s primary source of funds is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses, interest expenses and shareholder dividends. Cash flows generated from operating activities are generally invested to support future payment requirements, including the payment of dividends to shareholders.
On May 20, 2009, the SLF Inc. completed a public offering of $250 million of 6.0% Class A Non-Cumulative 5-Year Rate Reset Preferred Shares Series 6R. On June 30, 2009, the company also completed a public offering of $300 million of Series D Senior Unsecured 5.7% Debentures due 2019. The net proceeds from both offerings will be used for general corporate purposes, including investments in subsidiaries.
Sun Life Financial Inc. | sunlife.com     11

Management’s Discussion and Analysis
On May 12, 2009, the Company announced amendments to its Canadian dividend reinvestment and share purchase plan (the “Plan”). Under the Plan, common and preferred shareholders may chose to automatically have their dividends reinvested in additional common shares of SLF Inc or may purchase additional common shares for cash. Under the amended Plan, SLF Inc. may issue common shares from treasury at a discount of up to 5% to the volume weighted average market price determined in accordance with the Plan. Prior to the amendments to the Plan, common shares acquired on behalf of participants of the Plan have been purchased through the TSX at the market price. On June 30, 2009, SLF Inc. issued approximately 1 million common shares from treasury at a discount to the average market price of 2% for reinvested dividends.
On June 15, 2009 Sun Life Financial announced its proposed acquisition of the United Kingdom operations of Lincoln National Corporation for an estimated purchase price of $359 million. The final purchase price is subject to adjustment related to market and business performance between signing and closing and to a potential adjustment related to the Lincoln UK pension plan. The completion of the transaction is subject to regulatory approvals and the satisfaction of customary closing conditions and is anticipated to be completed later this year. Sun Life Financial expects to use existing capital to finance the acquisition.
OUTLOOK
During the second quarter of 2009, the economy showed some signs of improvement. In the U.S., the S&P 500 increased by more than 15%, its best quarter since 1998, while consumer confidence measures, manufacturing orders and certain housing data surprised on the upside during the second quarter. Despite these positive indicators, the U.S. Federal Reserve predicts that the economy will shrink between 1.0-1.5% this year and unemployment, which reached a 26-year high of 9.5% in June, could exceed 10%. The Federal Reserve kept interest rates unchanged at essentially zero or in a range of 0% - 0.25% at their two meetings held during the second quarter and recently indicated that rates would stay at historic lows for an extended period. In Canada, the S&P/TSX Composite Index increased by almost 19%. During the second quarter of 2009, the Bank of Canada maintained its target for the overnight rate at 0.25% and indicated the overnight rate can be expected to remain at its current level until the end of the second quarter of 2010 in order to achieve the inflation target. The Bank also noted that while financial conditions improved during the second quarter of 2009, the rapid appreciation of the Canadian dollar may undermine the positive impact of economic improvements.
In response to the global financial crisis, governments and regulators are working to develop the appropriate level of financial regulation required to ensure that capital, liquidity and risk management practices are sufficient to withstand severe economic downturns. While the impacts on the life insurance sector are not known, it remains probable that increased regulation (including at the holding company level) will lead to higher levels of required capital and liquidity and limits on levels of financial leverage which could result in lower returns on capital for shareholders.
The Company expects that macroeconomic challenges and market volatility will continue for some time. The Company previously generated annual operating earnings of $1.9 billion, $2.1 billion and $2.3 billion in 2005, 2006 and 2007, respectively. Earnings at these levels reflected the corresponding asset and account values in existence at that time and an environment characterized by relatively stable interest rates, rising equity markets and abundant credit. Going forward sustainable earnings levels are expected to reflect today’s lower asset levels and account values as well as higher risk management costs, the expected higher levels of capital required by regulators, lower leverage, currency fluctuations and the potential for higher tax costs as governments around the world look to address higher deficits.
In the third quarter of 2009, the Company expects to update the equity related assumptions used to value variable annuity and segregated fund liabilities and required capital in accordance with professional guidance. The update, which is part of an annual process which updates the Company’s economic assumptions with recent data, is being driven by the pronounced equity market volatility experienced over the past year.
In addition, it is expected that updates to the interest rate related assumptions used in various valuation models will also result in additional reserves in the third quarter of 2009. These updates are being driven primarily by new criteria provided by a committee of the Canadian Institute of Actuaries.
While the precise impact of these changes is not yet determinable, the Company estimates that the total unfavourable net income impact of these changes will be in the range of $450 million to $550 million after-tax, including revisions to Conditional Tail Expectations (CTE levels) and other management actions. These impacts are based on equity and interest rate levels as at June 30, 2009. In addition, the Company expects that these updates will reduce its regulatory capital ratios. However, the Company expects to remain strongly capitalized after these updates are in effect. The earnings impact from these changes is non-cash, and should long-term economic conditions be consistent with the Company’s best estimates the majority of the additional reserves will be released into income over time.
12     Sun Life Financial Inc. | Second Quarter 2009

Management’s Discussion and Analysis
The estimated impact of updates to equity and interest rate related assumptions is forward-looking information. These impacts are based on equity and interest rate levels as at June 30, 2009. Actual results can differ materially from these estimates for a variety of reasons including management actions, effective tax rates, model error and currency exchange rates. Changes in accounting or actuarial valuation methods, models or assumptions could result in material changes to the reported impact on net income. An external review of models will take place prior to the finalization of these assumption changes.
MARKET SENSITIVITY
The Company’s earnings are dependent on the determination of its policyholder obligations under its annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in the Company’s financial statements, primarily as actuarial liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates and other factors over the life of its products.
The estimated impact on the Company’s policyholder obligations from an immediate 10% increase across all equity markets as at June 30, 2009, would be an increase in net income in the range of $150 million to $225 million. Conversely, the impact of an immediate 10% drop across all equity markets would be an estimated decrease in net income in the range of $200 million to $275 million. These sensitivities assume that the Company’s actual equity exposures exactly match the broader equity markets. Since in practice actual equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from the market shocks illustrated above.
The estimated impact from these obligations of an immediate parallel increase of 1% in interest rates as at June 30, 2009, across the yield curve in all markets, would be an increase in net income in the range of $100 million to $150 million. Conversely, an immediate 1% parallel decrease in interest rates would result in an estimated decrease in net income in the range of $200 million to $275 million.
The Company provides guarantees through its variable annuity business in Canada and the United States which are linked to underlying fund performance.

($ millions)	June 30, 2009			December 31, 2008
		Amount at	Actuarial		Amount	Actuarial
	Fund value	risk(4)	liabilities	Fund value	at risk(4)	liabilities

Total	31,547	7,581	2,057	29,730	9,063	3,036

Guaranteed benefits are contingent and only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values. If markets do not recover, liabilities on current in-force business would be due primarily in the period from 2013 to 2031. The amount at risk and actuarial liabilities at June 30, 2009 decreased from December 31, 2008 primarily as a result of improved market conditions. The increase in the fund value is the result of improved market conditions and growth attributable to new business.
As indicated earlier, the Company’s principal operating subsidiary, Sun Life Assurance, is subject to the MCCSR capital rules for a life insurance company in Canada. The MCCSR ratio calculation involves using qualifying models or applying quantitative factors to specific assets and liabilities based on a number of risk components to arrive at required capital and comparing this requirement to available capital to assess capital adequacy. Certain of these risk components, along with available capital, are sensitive to changes in equity markets. The estimated impact on the MCCSR ratio of Sun Life Assurance from an immediate 10% increase across all equity markets as at June 30, 2009 would result in an increase in the MCCSR ratio of up to 5 percentage points. Conversely, the estimated impact on the MCCSR ratio of Sun Life Assurance from an immediate 10% drop across all equity markets would result in a decrease in the MCCSR ratio of up to 5 percentage points.
Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business unit level under the principles appropriate to the jurisdiction in which it operates. SLF Inc. was well above its minimum internal capital targets as at June 30, 2009. SLF Inc. would also remain well above its minimum targets after a 10% drop in equity markets from June 30, 2009 levels.
The market sensitivities above are forward-looking statements. These are measures of the Company’s estimated net income and capital sensitivity to the changes in interest rate and equity market level described above, based on a starting point and business mix in place as of June 30, 2009. Each of these sensitivities is determined independently and therefore generally assumes that all other variables stay constant. Actual results can differ materially from these estimates for a variety of reasons including differences in the pattern or distribution of the shocks illustrated above, the interaction between these factors, model error, or changes in other assumptions such as business mix, effective tax rates and the valuation allowance required for future tax assets, policyholder behaviour, currency exchange rates, and other market variables relative to those underlying the June 30, 2009 calculation date for these sensitivities.
These sensitivities reflect the composition of the Company’s assets and liabilities as of June 30, 2009. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedging programs and portfolios in place as of the June 30, 2009 calculation date. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge rebalancing activities, changes in the scale or scope of hedging activities, changes

(4)	Amount at risk is the excess of guaranteed values over fund values on all policies where the guaranteed value exceeds the fund value. Fund value and amount at risk are net of amounts reinsured. The amount at risk is not currently payable.
Sun Life Financial Inc. | sunlife.com      13

Management’s Discussion and Analysis
in the cost or general availability of hedging instruments, basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), operational risk in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.
Similarly, the net income sensitivities are based on financial reporting methods and assumptions in effect as of June 30, 2009. Changes in accounting or actuarial valuation methods, models or assumptions, including the prospective equity and interest assumption changes described earlier in this document, could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in greater than proportional impacts, particularly on a decrease in interest rates.
For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying income sensitivity of each factor under these specialized assumptions, and should not be viewed as predictors of the Company’s future earnings. Given the nature of these calculations, the Company cannot provide assurance that those actual earnings impacts will be within the indicated ranges.
Additional information concerning the Company’s sensitivities is included in Sun Life Financial’s 2008 Annual MD&A and 2008 Consolidated Financial Statements, which are available on the Company’s website at www.sunlife.com.
ENTERPRISE RISK MANAGEMENT
Sun Life Financial uses an enterprise risk management framework to assist in categorizing, monitoring and managing the risks to which it is exposed. The major categories of risk are credit risk, market risk, insurance risk, operational risk and strategic risk. Operational risk is a broad category that includes legal and regulatory risks, people risks, and systems and processing risks.
Through its ongoing enterprise risk management procedures, Sun Life Financial reviews the various risk factors identified in the framework and reports to senior management and to the Risk Review Committee of the Board at least quarterly. Sun Life Financial’s enterprise risk management procedures and risk factors are described in Sun Life Financial Inc.’s annual MD&A and Annual Information Form (AIF) for the year ended December 31, 2008, which are available on the Company’s website at www.sunlife.com.
LEGAL AND REGULATORY MATTERS
Information concerning legal and regulatory matters is provided in Sun Life Financial Inc.’s annual Consolidated Financial Statements, annual MD&A and AIF for the year ended December 31, 2008, copies of which are available on the Company’s website at www.sunlife.com and at www.sedar.com and www.sec.gov.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with GAAP.
There were no changes in the Company’s internal control over financial reporting during the period beginning on January 1, 2009 and ended on June 30, 2009 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
The Canadian Accounting Standards Board has confirmed January 1, 2011 as the date IFRS will replace current Canadian standards and interpretations as Canadian GAAP for publicly accountable enterprises. In order to prepare for the conversion to IFRS, Sun Life Financial has developed an IFRS changeover plan. This plan addresses key elements of the Company’s conversion to IFRS including:
•	Education and training requirements

•	Accounting policy changes

•	Information technology and data systems impacts

•	Impacts on business activities

•	Financial reporting requirements

•	Internal control over financial reporting
The IFRS changeover plan is well underway, with key IFRS standards analyzed and compared against Sun Life Financial’s current Canadian GAAP policies. The key accounting policy alternatives have been identified, including contract classification and first-time adoption of IFRS, however final decisions are pending. The impacts of these decisions are currently being assessed. Developments relating to existing standards and new standards are being monitored to assess the impact on the changeover plan.
14     Sun Life Financial Inc. | Second Quarter 2009

Management’s Discussion and Analysis
The core IFRS team has partnered with all of the relevant functional areas of the Company to assess the specific and overall impact of IFRS, including information technology, data systems, Treasury and Taxation. As the implementation process moves forward, the Company will continue to monitor its changeover plan; accordingly, changes to the existing plan may be required.
The Company is currently in the detailed implementation phase of its changeover plan finalizing, among other things, business and systems requirements, data modelling, financial statement and notes development.
USE OF NON-GAAP FINANCIAL MEASURES
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with GAAP, including earnings, fully diluted EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, and financial measures based on operating earnings, including operating EPS and operating ROE, that exclude certain items that are not operational or ongoing in nature. Management also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations. The Company also reviews adjusted revenue, which excludes the impact of currency and fair value changes in held-for-trading assets and derivative instruments from total revenue. Management also monitors MFS’s pre-tax operating profit margin ratio, the denominator of which excludes certain investment income and includes certain commission expenses, as a means of measuring the underlying profitability of MFS. Value of new business is used to measure overall profitability. Value of new business is based on actuarial amounts for which there are no comparable amounts under GAAP. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full-year results of the Company’s ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in Sun Life Financial Inc.’s annual and interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors — Financial Results & Reports — Year-end Reports.
The following table sets out the items that have been excluded from the Company’s operating earnings in the eight most recently completed quarters and provides a reconciliation to the Company’s earnings based on Canadian GAAP.
RECONCILIATION OF OPERATING EARNINGS

	Quarterly results
($ millions)	Q2’09	Q1’09	Q4’08	Q3’08	Q2’08	Q1’08	Q4’07	Q3’07

Reported earnings (GAAP)	591	(213)	129	(396)	519	533	555	577
After-tax gain (loss) on special items Rebranding expenses in Canada	—	—	—	—		—	(3)	(5)
EBG integration costs	—	—	—	—		—	(2)	(1)
Gain on sale of interest in Cl Financial	—	—	825	—		—	—	—
Restructuring costs to reduce expense levels	—	(27)	—	—		—	—	—

Total special items	—	(27)	825	—		—	(5)	(6)

Operating earnings	591	(186)	(696)	(396)	519	533	560	583

FORWARD-LOOKING STATEMENTS
Certain statements contained in this document, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, including information set out in this MD&A under the headings of Future Impact of Prospective Actuarial Assumption Changes, Outlook and Market Sensitivities, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include the information concerning possible or assumed future results of operations of the Company. These statements represent the Company’s expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Future results and stockholder value of SLF Inc. may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under “Risk Factors” in the Company’s AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim MD&A, and annual and interim financial statements, which are available for review at www.sedar.com and www.sec.gov.
Sun Life Financial Inc. | sunlife.com      15

Management’s Discussion and Analysis
Factors that could cause actual results to differ materially from expectations include, but are not limited to, investment losses and defaults and changes to investment valuations; the performance of equity markets; interest rate fluctuations; other market risks including movement in credit spreads; possible sustained economic downturn; risks related to market liquidity; market conditions that adversely affect the Company’s capital position or its ability to raise capital; downgrades in financial strength or credit ratings; the impact of mergers and acquisitions; the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds; insurance risks including mortality, morbidity, longevity and policyholder behaviour including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; changes in legislation and regulations including tax laws; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks relating to product design and pricing; the availability, cost and effectiveness of reinsurance; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; currency exchange rate fluctuations; the cost, effectiveness and availability of risk mitigating hedging programs; the creditworthiness of guarantors and counterparties to derivatives; risks relating to operations in Asia including risks relating to joint ventures; the impact of competition; risks relating to financial modelling errors; business continuity risks; failure of information systems and Internet enabled technology; breaches of computer security and privacy; dependence on third-party relationships including outsourcing arrangements; the ability to attract and retain employees; the impact of adverse results in the closed block of business; the ineffectiveness of risk management policies and procedures and the potential for financial loss related to changes in the environment. The Company does not undertake any obligation to update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.
The financial results presented in this document are unaudited.
16     Sun Life Financial Inc. | Second Quarter 2009

Interim consolidated financial statements
Consolidated statements of operations

		For the three months ended		For the six months ended
		June 30	June 30	June 30	June 30
(unaudited, in millions of Canadian dollars except for per share amounts)		2009	2008	2009	2008

Revenue
Premium income:
Annuities		$1,531	$882	$2,884	$1,699
Life insurance		1,589	1,430	3,138	2,818
Health insurance		1,072	994	2,189	1,974

		4,192	3,306	8,211	6,491

Net investment income (loss) (Note 8):
Change in fair value of held-for-trading assets		2,858	(1,176)	1,953	(2,348)
Income (loss) from derivative investments		(366)	55	(447)	(415)
Net gains (losses) on available-for-sale assets		(15)	24	(65)	52
Other net investment income		1,423	1,487	2,866	3,097

		3,900	390	4,307	386

Fee income		628	715	1,230	1,420

		8,720	4,411	13,748	8,297

Policy benefits and expenses
Payments to policyholders, beneficiaries and depositors:
Maturities and surrenders		1,178	1,336	2,558	2,605
Annuity payments		343	345	686	684
Death and disability benefits		784	687	1,632	1,368
Health benefits		802	736	1,602	1,454
Policyholder dividends and interest on claims and deposits		367	304	699	583

		3,474	3,408	7,177	6,694
Net transfers to (from) segregated funds		242	196	350	308
Increase (decrease) in actuarial liabilities (Note 10)		2,806	(1,000)	3,334	(2,540)
Commissions		424	377	821	752
Operating expenses		767	712	1,544	1,464
Premium taxes		55	63	110	115
Interest expense		109	101	206	199

		7,877	3,857	13,542	6,992

Income before income taxes and non-controlling interests		843	554	206	1,305
Income taxes expense (benefit) (Note 11)		228	11	(217)	201
Non-controlling interests in net income of subsidiaries		3	5	6	14

Total net income		612	538	417	1,090
Less: Participating policyholders’ net income		4	2	4	3

Shareholders’ net income		608	536	413	1,087
Less: Preferred shareholder dividends		17	17	35	35

Common shareholders’ net income		$591	$519	$378	$1,052

Average exchange rates:
	U.S. dollars	1.17	1.01	1.21	1.01
	U.K. pounds	1.81	1.99	1.79	1.99

Earnings per share (Note 4)
Basic		$1.06	$0.92	$0.68	$1.87
Diluted		$1.05	$0.91	$0.67	$1.85

Weighted average shares outstanding in millions (Note 4)
Basic		560	562	560	563
Diluted		561	563	560	565

The attached notes form part of these interim consolidated financial statements.
Sun Life Financial Inc. | sunlife.com     17

Interim consolidated financial statements
Consolidated balance sheets

		As at
		June 30	December 31	June 30
(unaudited, in millions of Canadian dollars)		2009	2008	2008

Assets
Bonds — held-for-trading		$49,876	$48,458	$48,689
Bonds — available-for-sale		10,512	10,616	9,905
Mortgages and corporate loans		21,177	22,302	21,106
Stocks — held-for-trading		3,771	3,440	4,518
Stocks — available-for-sale		841	1,018	719
Real estate		4,941	4,908	4,490
Cash, cash equivalents and short-term securities		11,200	8,879	5,382
Derivative assets		1,306	2,669	1,715
Policy loans and other invested assets		3,594	3,585	4,418
Other invested assets — held-for-trading		380	380	464
Other invested assets — available-for-sale		524	623	738

Invested assets		108,122	106,878	102,144
Goodwill		6,496	6,598	6,121
Intangible assets		968	878	812
Other assets		5,061	5,479	4,498

Total general fund assets		$120,647	$119,833	$113,575

Segregated funds net assets		$70,772	$65,762	$73,245

Liabilities and equity
Actuarial liabilities and other policy liabilities (Note 10)		$83,601	$81,411	$78,208
Amounts on deposit		4,114	4,079	3,702
Deferred net realized gains		253	251	272
Senior debentures (Note 7)		3,312	3,013	3,014
Derivative liabilities		1,898	3,219	739
Other liabilities		6,382	7,831	7,471

Total general fund liabilities		99,560	99,804	93,406
Subordinated debt (Note 6)		3,064	2,576	2,546
Non-controlling interests in subsidiaries		33	44	41
Total equity		17,990	17,409	17,582

Total general fund liabilities and equity		$120,647	$119,833	$113,575

Segregated funds contract liabilities		$70,772	$65,762	$73,245

Exchange rate at balance sheet date:
	U.S. dollars	1.16	1.22	1.02
	U.K. pounds	1.91	1.78	2.03
The attached notes form part of these interim consolidated financial statements.
Approved on behalf of the Board of Directors,
Donald A. Stewart
Chief Executive Officer
Krystyna T. Hoeg
Director
18     Sun Life Financial Inc. | Second Quarter 2009

Interim consolidated financial statements
Consolidated statements of equity

	For the six months ended
	Participating		June 30	June 30
(unaudited, in millions of Canadian dollars)	policyholders	Shareholders	2009	2008

Preferred shares
Balance, beginning of period	$—	$1,495	1,495	1,495
Preferred shares issued (Note 6)	—	250	250	—
Issuance costs, net of taxes (Note 6)	—	(4)	(4)	—

Balance, end of period	—	1,741	$1,741	$1,495

Common shares
Balance, beginning of period	—	6,983	6,983	7,033
Stock options exercised	—	2	2	5
Shares issued under dividend reinvestment and share purchase plan (Note 6)	—	29	29	—
Common shares purchased for cancellation (Note 6)	—	—	—	(58)

Balance, end of period	—	7,014	7,014	6,980

Contributed surplus
Balance, beginning of period	—	118	118	62
Stock-based compensation	—	(2)	(2)	39

Balance, end of period	—	116	116	101

Retained earnings
Balance, beginning of period	111	11,101	11,212	11,391
Net income	4	413	417	1,090
Dividends on common shares	—	(403)	(403)	(405)
Dividends on preferred shares	—	(35)	(35)	(35)
Common shares purchased for cancellation (Note 6)	—	—	—	(151)

Balance, end of period	115	11,076	11,191	11,890

Accumulated other comprehensive income (loss), net of taxes (Note 11)
Balance, beginning of period	(5)	(2,394)	(2,399)	(2,764)
Total other comprehensive income (loss)	(3)	330	327	(120)

Balance, end of period	(8)	(2,064)	(2,072)	(2,884)

Total retained earnings and accumulated other comprehensive income	107	9,012	9,119	9,006

Total equity	$107	$17,883	$17,990	$17,582

Accumulated other comprehensive income (loss), net of taxes (Note 11)
Balance, end of period, consists of:
Unrealized gains (losses) on available-for-sale assets	$—	$(649)	$(649)	$(337)
Unrealized foreign currency translation gains (losses), net of hedging activities	(8)	(1,496)	(1,504)	(2,573)
Unrealized gains on derivatives designated as cash flow hedges	—	81	81	26

Balance, end of period	$(8)	$(2,064)	$(2,072)	$(2,884)

Consolidated statements of comprehensive income

	For the three months ended		For the six months ended
	June 30	June 30	June 30	June 30
(unaudited, in millions of Canadian dollars)	2009	2008	2009	2008

Total net income	$612	$538	$417	$1,090
Other comprehensive income (loss), net of taxes (Note 11):
Unrealized foreign currency translation gains (losses), excluding hedges	(1,007)	(74)	(550)	263
Unrealized foreign currency gains (losses), net investment hedges	193	55	91	(15)
Net adjustment for foreign exchange losses (gains) (Note 15)	4	—	4	—
Unrealized gains (losses) on available-for-sale assets	1,083	(77)	761	(321)
Reclassifications to net income for available-for-sale assets	(1)	(13)	19	(41)
Unrealized gains (losses) on cash flow hedging instruments	3	(36)	—	(13)
Reclassifications to net income for cash flow hedges	(3)	2	2	7

Total other comprehensive income (loss)	272	(143)	327	(120)

Total comprehensive income	884	395	744	970

Less: Participating policyholders’ net income	4	2	4	3
Participating policyholders’ foreign currency translation (gains) losses, excluding hedges	(4)	—	(3)	1

Shareholders’ comprehensive income	$884	$393	$743	$966

The attached notes form part of these interim consolidated financial statements.
Sun Life Financial Inc. | sunlife.com      19

Interim consolidated financial statements
Condensed consolidated statements of cash flows

	For the three months ended		For the six months ended
	June 30	June 30	June 30	June 30
(unaudited, in millions of Canadian dollars)	2009	2008	2009	2008

Cash flows provided by (used in) operating activities
Total net income	$612	$538	$417	$1,090
Items not affecting cash:
Increase (decrease) in actuarial and other policy-related liabilities	2,845	(967)	3,438	(2,515)
Unrealized losses (gains) on held-for-trading assets and derivatives	(2,884)	1,001	(1,539)	2,623
Amortization of deferred gains and unrealized gains on real estate investments	(22)	(37)	(50)	(67)
Accrued expenses and taxes	22	(75)	(187)	(456)
Investment income due and accrued	51	4	(1)	(25)
Other items not affecting cash	128	61	(278)	80
Realized losses (gains) on held-for-trading and available-for-sale assets	383	81	43	74
New mutual fund business acquisition costs capitalized	(24)	(11)	(40)	(21)
Redemption fees of mutual funds	2	4	8	9

Net cash provided by operating activities	1,113	599	1,811	792

Cash flows provided by (used in) financing activities
Borrowed funds	(23)	25	(6)	10
Issuance of senior financing	58	66	119	66
Collateral on senior financing	34	—	231	—
Issuance of senior debenture (Note 7)	299	—	299	—
Issuance of subordinated debt (Note 6)	—	348	496	746
Payments to underwriters (Note 6)	(6)	—	(6)	—
Issuance of common shares on exercise of stock options	2	3	2	5
Issuance of preferred shares (Note 6)	250	—	250	—
Common shares purchased for cancellation (Note 6)	—	(99)	—	(209)
Dividends paid on common shares	(372)	(202)	(573)	(405)
Dividends paid on preferred shares	(17)	(17)	(35)	(35)

Net cash provided by financing activities	225	124	777	178

Cash flows provided by (used in) investing activities
Sales, maturities and repayments of bonds, mortgages and corporate loans, stocks and real estate	5,941	6,673	10,916	13,267
Purchases of bonds, mortgages and corporate loans, stocks and real estate	(5,317)	(7,110)	(10,477)	(14,292)
Policy loans	(50)	(23)	(98)	(44)
Short-term securities	(928)	(252)	(364)	(353)
Other investments	(704)	(107)	(342)	(61)

Net cash provided by (used in) investing activities	(1,058)	(819)	(365)	(1,483)

Changes due to fluctuations in exchange rates	(481)	(47)	(321)	24

Increase (decrease) in cash and cash equivalents	(201)	(143)	1,902	(489)
Cash and cash equivalents, beginning of period	9,366	3,257	7,263	3,603

Cash and cash equivalents, end of period	9,165	3,114	9,165	3,114
Short-term securities, end of period	2,035	2,268	2,035	2,268

Cash, cash equivalents and short-term securities, end of period	$11,200	$5,382	$11,200	$5,382

Supplementary information
Cash and cash equivalents:
Cash			$740	$548
Cash equivalents			8,425	2,566

			$9,165	$3,114

Cash disbursements made for:
Interest on borrowed funds, debentures and subordinated debt	$155	$148	$186	$182

Income taxes, net of refunds	$183	$136	$155	$279

The attached notes form part of these interim consolidated financial statements.
20     Sun Life Financial Inc. | Second Quarter 2009

Interim consolidated financial statements
Consolidated statements of changes in segregated funds net assets

	For the three months ended		For the six months ended
	June 30	June 30	June 30	June 30
(unaudited, in millions of Canadian dollars)	2009	2008	2009	2008

Additions to segregated funds
Deposits:
Annuities	$2,639	$2,199	$5,071	$4,711
Life insurance	203	857	427	1,145

	2,842	3,056	5,498	5,856
Net transfers (to) from general funds	242	196	350	308
Net realized and unrealized gains (losses)	5,911	(87)	3,565	(3,276)
Other investment income	543	619	803	975

	9,538	3,784	10,216	3,863

Deductions from segregated funds
Payments to policyholders and their beneficiaries	1,891	2,184	3,664	4,199
Management fees	217	228	410	437
Taxes and other expenses	67	22	143	53
Effect of changes in currency exchange rates	2,039	176	989	(866)

	4,214	2,610	5,206	3,823

Net additions (reductions) to segregated funds for the period	5,324	1,174	5,010	40
Segregated funds net assets, beginning of period	65,448	72,071	65,762	73,205

Segregated funds net assets, end of period	$70,772	$73,245	$70,772	$73,245

Consolidated statements of segregated funds net assets

	As at
	June 30	December 31	June 30
(unaudited, in millions of Canadian dollars)	2009	2008	2008

Assets
Segregated and mutual fund units	$54,554	$49,392	$56,272
Stocks	5,141	5,178	7,607
Bonds	9,686	9,771	8,630
Cash, cash equivalents and short-term securities	1,726	863	1,169
Real estate	131	153	218
Mortgages	38	43	39
Other assets	1,829	2,068	1,331

	73,105	67,468	75,266

Liabilities	2,333	1,706	2,021

Net assets attributable to segregated funds policyholders	$70,772	$65,762	$73,245

The attached notes form part of these interim consolidated financial statements.
Sun Life Financial Inc. | sunlife.com      21

Condensed notes to the interim consolidated financial statements
(unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated)
1. Basis of presentation
Sun Life Financial Inc. (SLF Inc.), together with all its subsidiaries, including its wholly-owned consolidated subsidiaries Sun Life Assurance Company of Canada (Sun Life Assurance) and Sun Life Global Investments Inc., is collectively referred to as “Sun Life Financial” or “the Company”. The Company prepares its interim consolidated financial statements according to Canadian generally accepted accounting principles (GAAP). The accounting policies and methods of computation applied in these interim financial statements are the same as those applied in the 2008 annual consolidated financial statements, except as described in Note 2. The interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements, as they do not include all information and notes required by GAAP for annual consolidated financial statements.
2. Changes in accounting policies
ADOPTED IN 2009
GOODWILL AND INTANGIBLE ASSETS
On January 1, 2009, the Company adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 3064, Goodwill and Intangible Assets. Section 3064 replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Provisions concerning goodwill are unchanged from the standards included in the previous Section 3062. The provisions relating to intangible assets, including internally generated intangible assets, are incorporated from International Financial Reporting Standards (IFRS). The adoption of this Section did not have a material impact on these interim consolidated financial statements.
CREDIT RISK AND THE FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES
Effective January 1, 2009, the Company adopted the CICA Emerging Issues Committee (EIC) Abstract No.173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (EIC 173). EIC 173 clarifies how an entity’s own credit risk and that of the relevant counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. The new guidance did not have a material impact on these interim consolidated financial statements.
EFFECTIVE INTEREST METHOD FOR FINANCIAL INSTRUMENTS SUBSEQUENT TO RECOGNITION OF AN IMPAIRMENT LOSS
In June 2009, the Company retroactively adopted amendments to CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement. The amendments clarify that, subsequent to the recognition of an impairment loss, the rate used to determine the impairment loss is used to calculate interest income on the impaired debt security. The amendments make the application of the effective interest method under Section 3855 consistent with the application of this method under IFRS. The adoption of these amendments did not have a material impact on these interim consolidated financial statements.
FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
FINANCIAL INSTRUMENT DISCLOSURES
In June 2009, the CICA issued amendments to CICA Handbook Section 3862, Financial Instruments — Disclosures. The amendments include enhanced disclosures related to the fair value of financial instruments and the liquidity risk associated with financial instruments. The amendments will be effective for annual financial statements for fiscal years ending after September 30, 2009. The amendments are consistent with recent amendments to financial instrument disclosure standards in IFRS. The Company will include these additional disclosures in its annual consolidated financial statements for the year ending December 31, 2009.
3. Acquisition
On June 15, 2009, the Company announced its proposed acquisition of the United Kingdom operations of Lincoln National Corporation (Lincoln U.K.) for an estimated purchase price of $359. The final purchase price is subject to adjustment related to market and business performance between signing and closing and to a potential adjustment related to the Lincoln U.K. pension plan. The completion of the transaction is subject to regulatory approvals and the satisfaction of customary closing conditions and is anticipated to be completed later this year.
22     Sun Life Financial Inc. | Second Quarter 2009

Condensed notes to the interim consolidated financial statements (unaudited)
4. Earnings per share
Details of the calculation of the net income and the weighted average number of shares used in the earnings per share computations are as follows:

	For the three months ended		For the six months ended
	June 30	June 30	June 30	June 30
	2009	2008	2009	2008

Common shareholders’ net income	$591	$519	$378	$1,052
Less: Effect of stock options of subsidiaries(1)	1	4	2	8

Common shareholders’ net income on a diluted basis	$590	$515	$376	$1,044

Weighted average number of shares outstanding for basic earnings per share (in millions)	560	562	560	563
Add: Adjustments relating to the dilutive impact of stock options(2)	1	1	—	2

Weighted average number of shares outstanding on a diluted basis (in millions)	561	563	560	565

(1)	A subsidiary of SLF Inc. grants stock options exercisable for shares of the subsidiary and restricted stock awards of the subsidiary. If these outstanding stock options were exercised and the restricted stock awards were fully vested, the Company would record an increase in non-controlling interests, and therefore, a reduction in common shareholders’ net income.

(2)	The effect of stock options is calculated based on the treasury stock method, which assumes that unrecognized compensation as well as any proceeds from the exercise of the options would be used to purchase common shares at the average market prices during the period. Only stock options exercisable for shares of SLF Inc. are included in the adjustments relating to the dilutive impact of stock options.
5. Segmented information
The Company has five reportable segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial United States (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia) and Corporate. These reportable segments reflect the Company’s management structure and internal financial reporting. Each of these segments operates in the financial services industry and has its own management. The Company’s revenues from these segments are derived principally from mutual funds, investment management and annuities, life and health insurance, and life retrocession. Revenues not attributed to the strategic business units are derived primarily from investments of a corporate nature and earnings on capital.
Corporate includes the results of the Company’s U.K. business unit, its Corporate Support operations, which include active reinsurance and run-off reinsurance as well as investment income, expenses, capital and other items not allocated to the Company’s other business groups. Total net income in this category is shown net of certain expenses borne centrally.
Inter-segment transactions consist primarily of internal financing agreements. They are measured at fair values prevailing when the arrangements are negotiated. Inter-segment revenue for the three and six months ended June 30, 2009, consists of interest of $35 and $74, respectively, ($32 and $69, respectively, in 2008) and fee income of $13 and $24, respectively, ($13 and $27, respectively, in 2008).

Results by segment for the three months ended
		United States				Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

June 30, 2009
Revenue	$3,482	$3,920	$299	$634	$433	$(48)	$8,720
Total net income (loss)	$218	$425	$32	$20	$(83)	$—	$612

June 30, 2008
Revenue	$2,276	$1,624	$367	$71	$128	$(55)	$4,411
Total net income	$298	$83	$56	$12	$89	$—	$538

Results by segment for the six months ended
		United States				Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

June 30, 2009
Revenue	$5,731	$6,280	$587	$872	$376	$(98)	$13,748
Total net income (loss)	$412	$18	$60	$37	$(110)	$—	$417

June 30, 2008
Revenue	$4,596	$2,684	$729	$190	$204	$(106)	$8,297
Total net income	$545	$197	$115	$25	$208	$—	$1,090

Sun Life Financial Inc. | sunlife.com     23

Condensed notes to the interim consolidated financial statements (unaudited)

Assets by segment as at
		United States				Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

June 30, 2009
General fund assets	$53,998	$46,414	$707	$6,484	$14,324	$(1,280)	$120,647
Segregated funds net assets	$36,549	$27,657	$—	$2,275	$4,291	$—	$70,772

December 31, 2008
General fund assets	$53,935	$45,746	$847	$6,274	$14,373	$(1,342)	$119,833
Segregated funds net assets	$32,333	$27,443	$—	$1,696	$4,290	$—	$65,762

June 30, 2008
General fund assets	$55,635	$38,854	$782	$5,263	$14,254	$(1,213)	$113,575
Segregated funds net assets	$37,767	$27,504	$—	$1,912	$6,062	$—	$73,245

6. Capital management and capital transactions
A) CAPITAL AND CAPITAL MANAGEMENT
The Company’s capital base is structured to exceed regulatory and internal capital targets and maintain strong credit ratings while maintaining a capital efficient structure and desired capital ratios. The Company strives to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed on a consolidated basis under principles that consider all the risks associated with the business. It is also managed at the business unit level under the principles appropriate to the jurisdiction in which it operates. Further details on the Company’s capital and how it is managed are included in Note 10 of the 2008 annual consolidated financial statements.
SLF Inc. and its principal operating subsidiaries were above their minimum internal targets as at June 30, 2009. Sun Life Assurance’s Minimum Continuing Capital Surplus Requirement (MCCSR) ratio as at June 30, 2009 was above the minimum levels that would require any regulatory or corrective action. The Risk-Based Capital of Sun Life Assurance Company of Canada (U.S.), the Company’s principal operating life insurance subsidiary in the United States, is published annually. At December 31, 2008, the ratio exceeded the regulatory minimum.
The Company’s capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity and certain other capital securities (that qualify as regulatory capital).

	As at
	June 30	December 31	June 30
	2009	2008	2008

Equity:
Participating policyholders’ equity	$107	$106	$99
Preferred shareholders’ equity	1,741	1,495	1,495
Common shareholders’ equity	16,142	15,808	15,988

Total equity	17,990	17,409	17,582

Other capital securities:
Subordinated debt	3,064	2,576	2,546
Sun Life Assurance debentures, Series A, B(1)	1,150	1,150	1,150

Total other capital securities	4,214	3,726	3,696

Total capital	$22,204	$21,135	$21,278

(1)	The Sun Life Assurance debentures qualify as regulatory capital up to the amount of $1,150 of Sun Life ExchangEable Capital Securities issued by Sun Life Capital Trust, a former subsidiary of the Company that was deconsolidated upon the adoption of CICA Handbook Accounting Guideline 15, Consolidation of Variable Interest Entities, in 2005.
B) SIGNIFICANT CAPITAL TRANSACTIONS
i) ISSUANCE OF PREFERRED SHARES AND SUBORDINATED DEBT
On May 20, 2009, SLF Inc. issued $250 of Class A Non-Cumulative 5-Year Rate Reset Preferred Shares Series 6R (Series 6R Shares) at a price of $25.00 per share. Holders are entitled to receive fixed non-cumulative quarterly dividends of $0.375 per share, yielding 6.00% annually, until June 30, 2014. On June 30, 2014, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year government of Canada bond yield plus 3.79%. Holders of the Series 6R Shares will have the right, at their option, to convert their Series 6R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 7QR (Series 7QR Shares) on June 30, 2014 and on June 30 every five years thereafter. Holders of Series 7QR Shares will be entitled to receive fixed non-cumulative quarterly dividends at an annual rate equal to the then 3-month government of Canada treasury bill yield plus 3.79%. Underwriting commissions of $4 (net of taxes of $2) were deducted from the Series 6R Shares in the interim consolidated statements of equity. Subject to regulatory approval, on June 30, 2014 and on June 30 every five years thereafter, SLF Inc. may redeem these shares in whole or in part, at par. These shares qualify as capital for Canadian regulatory purposes, and the proceeds of the issue of these shares are being used for general corporate purposes, including investments in subsidiaries.
24     Sun Life Financial Inc. | Second Quarter 2009

Condensed notes to the interim consolidated financial statements (unaudited)
On March 31, 2009, SLF Inc. issued $500 principal amount of Series 2009-1 Subordinated Unsecured 7.90% Fixed/Floating Debentures due in 2019. These debentures bear interest at a fixed rate of 7.90% per annum payable semi-annually until March 31, 2014, and at a variable rate equal to the Canadian dollar offered rate for three-month bankers’ acceptances plus 7.15% thereafter until maturity on March 31, 2019. Subject to regulatory approval, SLF Inc. may redeem the debentures in whole or in part at the greater of par or the Canada yield price prior to March 31, 2014, and at par on or after March 31, 2014, together with the unpaid and accrued interest. The debentures are direct unsecured subordinated obligations of SLF Inc. and rank equally with all other subordinated unsecured indebtedness of SLF Inc. These debentures qualify as capital for Canadian regulatory purposes, and the proceeds of the issue of these debentures are being used for general corporate purposes, including investments in subsidiaries.
ii) COMMON SHARES PURCHASED FOR CANCELLATION AND DIVIDEND REINVESTMENT AND SHARE PURCHASE PLAN
On January 11, 2009, the Company’s normal course issuer bid program that covered the period from January 12, 2008 to January 11, 2009 expired. SLF Inc. did not purchase any common shares under this program in 2009.
On May 12, 2009, SLF Inc. announced amendments to its Canadian Dividend Reinvestment and Share Purchase plan (the “Plan”). Under the Plan, Canadian-resident common and preferred shareholders may choose to automatically have their dividends reinvested in additional common shares of SLF Inc. Participants in the Plan may also purchase common shares through the Plan, up to a maximum of fifty thousand dollars per year. For dividend reinvestments, SLF Inc. may, at its option, issue common shares from treasury at a discount of up to 5% to the volume weighted average market price determined in accordance with the Plan or direct that common shares be purchased on behalf of Plan participants through the Toronto Stock Exchange (TSX) at the market price. Common shares acquired by Plan participants through optional cash purchases may also be issued from treasury or purchased through the TSX at SLF Inc.’s option, in either case at no discount to the market price. Prior to the amendments to the Plan, all common shares acquired on behalf of Plan participants were purchased through the TSX at the market price. SLF Inc. will announce each quarter whether common shares will be purchased under the Plan through the TSX or be newly issued from treasury and, if issued from treasury, the discount, if any. On June 30, 2009, SLF Inc. issued approximately 1 million common shares from treasury at a discount of 2% for reinvested dividends and issued an insignificant number of common shares from treasury at no discount for optional cash purchases.
7. Senior debentures
On June 30, 2009, SLF Inc. issued $300 principal amount of Series D Senior Unsecured 5.70% debentures. These debentures bear interest at a fixed rate of 5.70% per annum payable semi-annually until maturity on July 2, 2019. Prior to their maturity, SLF Inc. may redeem the debentures, in whole or in part, at the greater of par and the Canada yield price. These debentures are direct senior unsecured obligations of SLF Inc. and rank equally with all other unsecured and unsubordinated indebtedness of SLF Inc. The proceeds of the issue of these debentures are being used for general corporate purposes, including investments in subsidiaries.
8. Financial investments and related net investment income
A) HEDGING ACTIVITIES
Additional information on the derivatives that have been designated as hedges for accounting purposes is included below.
FAIR VALUE AND CASH FLOW HEDGES
Results for the hedging relationships for the three and six months ended June 30, 2009 and June 30, 2008 are as follows:

	For the three months ended		For the six months ended

	June 30	June 30	June 30	June 30
	2009	2008	2009	2008

Fair Value Hedges
Income (loss) arising from hedge ineffectiveness	$3	$(2)	$6	$3
Cash Flow Hedges(1)
Income (loss) due to amounts excluded from hedge effectiveness assessment	$(1)	$(1)	$—	$(2)

(1)	Cash flow hedges include equity forwards hedging the variation in the cash flows associated with the anticipated payments under certain stock-based compensation plans expected to occur in 2010, 2011 and 2012 and foreign currency forwards hedging the variation in the cash flows associated with the anticipated purchase of Lincoln U.K. (Note 3). The amounts included in accumulated other comprehensive income (OCI) related to the equity forwards are reclassified to net income as the liability is accrued for the stock-based compensation plan over the vesting period, while the amounts accumulated in OCI related to the foreign currency forwards will be reclassified to the purchase price upon the closing of the acquisition. The Company expects to reclassify a gain of $6 (loss of $2 in 2008) from accumulated OCI to net income within the next 12 months.
Sun Life Financial Inc. | sunlife.com      25

Condensed notes to the interim consolidated financial statements (unaudited)
B) CHANGES IN FAIR VALUE OF HELD-FOR-TRADING ASSETS
Changes in fair value of held-for-trading assets recorded to net income consist of the following:

	For the three months ended		For the six months ended

	June 30	June 30	June 30	June 30
	2009	2008	2009	2008

Bonds	$2,394	$(1,256)	$1,736	$(2,116)
Stocks	442	87	222	(199)
Other invested assets	15	(6)	(12)	(33)
Cash equivalents and short-term securities	7	(1)	7	—

Total changes in fair value of held-for-trading assets	$2,858	$(1,176)	$1,953	$(2,348)

C) TEMPORARILY AND OTHER-THAN-TEMPORARILY IMPAIRED FINANCIAL ASSETS
i) TEMPORARILY IMPAIRED AVAILABLE-FOR-SALE ASSETS
The available-for-sale assets disclosed in the following table exhibit evidence of impairment as at the consolidated balance sheet dates presented; however, the impairment loss has not been recognized in net income because it is considered temporary. Held-for-trading assets are excluded from the following table, as changes in fair value are recorded to net investment income. Available-for-sale bonds, stocks and other invested assets have generally been identified as temporarily impaired if their amortized cost as at the end of the period was greater than their fair value, resulting in an unrealized loss. Unrealized losses may be due to interest rate fluctuations, widening of credit spreads, general depressed market prices due to current market conditions, and/or depressed fair values in sectors which have experienced unusually strong negative market reactions. In connection with the Company’s investment management practices and review of its investment holdings, it is believed that the contractual terms of these investments will be met and/or the Company has the ability to hold these investments until recovery in value.

	June 30, 2009		December 31, 2008		June 30, 2008

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	value	losses	value	losses	value	losses

Available-for-sale bonds	$5,788	$1,067	$7,041	$1,875	$7,403	$538
Available-for-sale stocks(1)	297	90	430	176	363	116
Available-for-sale other invested assets(2)	208	37	194	21	122	24

Total temporarily impaired financial assets	$6,293	$1,194	$7,665	$2,072	$7,888	$678

(1)	These assets include available-for-sale private equities that are accounted for at cost with a carrying value of $7 as at June 30, 2009 ($7 and $14 as at December 31, 2008 and June 30, 2008, respectively).

(2)	These assets include available-for-sale limited partnerships and other invested assets with a carrying value of $245 as at June 30, 2009 ($215 and $146 as at December 31, 2008 and June 30, 2008, respectively).
ii) OTHER-THAN-TEMPORARILY IMPAIRED AVAILABLE-FOR-SALE ASSETS
Changes in the fair value of available-for-sale assets are recorded to unrealized gains and (losses) in OCI. Where there is objective evidence that an available-for-sale asset is impaired and the decline in value is considered other-than-temporary, the loss accumulated in OCI is reclassified to net gains (losses) on available-for-sale assets in the interim consolidated statements of operations.
The Company wrote down $47 and $119 of impaired available-for-sale assets recorded at fair value during the three and six months ended June 30, 2009 ($4 and $11 in the three and six months ended June 30, 2008). These assets were written down since the length of time that the fair value was less than the cost and the extent and nature of the loss indicated that the fair value would not recover, or due to issuer bankruptcy.
iii) IMPAIRMENT OF HELD-FOR-TRADING ASSETS
The Company generally maintains distinct asset portfolios for each line of business. Changes in the fair values of these assets are largely offset by changes in the fair value of actuarial liabilities, when there is an effective matching of assets and liabilities. When assets are designated as held-for-trading, the change in fair value arising from impairment is not required to be separately disclosed under Canadian GAAP. The reduction in fair values of held-for-trading assets attributable to impairment results in an increase in actuarial liabilities charged through the consolidated statement of operations for the period.
The net charge to the interim consolidated statements of operations attributable to impairments of held-for-trading assets backing actuarial liabilities for the three and six months ended June 30, 2009 amounted to $163 and $256 ($8 and $5 in the three and six months ended June 30, 2008).
26     Sun Life Financial Inc. | Second Quarter 2009

Condensed notes to the interim consolidated financial statements (unaudited)
9. Financial instrument risk management
The Company’s risk management policies and processes for managing risks related to financial instruments can be found in Note 6 of the 2008 annual consolidated financial statements.
MARKET RISK
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk includes currency risk, interest rate risk and other price risks such as equity risk.
Interest rate risk is the potential for financial loss arising from changes in interest rates. The Company is exposed to interest rate price risk on monetary financial assets and liabilities that have a fixed interest rate and is exposed to interest rate cash flow risk on monetary financial assets and liabilities with floating interest rates that are reset as market rates change.
Equity risk is the uncertainty in the valuation of assets and the cost of embedded options and guarantees arising from changes in equity markets.
A description of the interest and equity risk associated with policyholder obligations and how this risk is managed is included in Note 9 of the 2008 annual consolidated financial statements.
MARKET RISK SENSITIVITY
The equity and interest rate sensitivities below are forward-looking statements. These are measures of the Company’s estimated net income and OCI sensitivities to the changes in interest rates and equity market levels described below, based on a starting point and business mix in place as of June 30, 2009. Each of these sensitivities is determined independently and therefore generally assumes that all other variables stay constant. Actual results can differ materially from these estimates for a variety of reasons including differences in the pattern or distribution of the shocks illustrated below, the interaction between these factors, model error, or changes in other assumptions such as business mix, effective tax rates and the valuation allowance required for future tax assets, policyholder behaviour, currency exchange rates, and other market variables relative to those underlying the June 30, 2009 calculation date for these sensitivities.
These sensitivities reflect the composition of the Company’s assets and liabilities as of June 30, 2009. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedging programs and portfolios in place as of the June 30, 2009 calculation date. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge rebalancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), operational risk in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.
Similarly, the net income sensitivities are based on financial reporting methods and assumptions in effect as of June 30, 2009. Changes in accounting or actuarial valuation methods, models or assumptions, including the prospective equity and interest rate actuarial assumption changes described in Note 10, could result in material changes to these reported sensitivities.
Changes in interest rates and equity market prices in excess of the ranges illustrated may result in greater than proportional impacts, particularly on a decrease in interest rates.
For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying income sensitivity of each factor under these specialized assumptions, and should not be viewed as predictors of the Company’s future earnings. Given the nature of these calculations, the Company cannot provide assurance that those actual earnings impacts will be within the indicated ranges.
Additional information concerning the Company’s sensitivities is included under “Critical Accounting estimates - Benefits to policy holders” and “Risk Management” in the 2008 Annual Management’s Discussion & Analysis, copies of which are available on its website at www.sunlife.com and at www.sedar.com and www.sec.gov.
i) INTEREST RATE RISK
For held-for-trading assets and other financial assets supporting actuarial liabilities, the Company is exposed to interest rate risk when the cash flows from assets and the policy obligations they support are significantly mismatched, as this may result in the need to either sell assets to meet policy payments and expenses or reinvest excess asset cash flows under unfavourable interest environments. The estimated impact on the Company’s policyholder obligations of an immediate parallel increase of 1% in interest rates as at June 30, 2009, across the yield curve in all markets, would be an increase in net income in the range of $100 to $150. Conversely, an immediate 1% parallel decrease in interest rates would result in an estimated decrease in net income in the range of $200 to $275.
Bonds designated as available-for-sale generally do not support actuarial liabilities. Changes in fair value of available-for-sale bonds are recorded to OCI. For the Company’s available-for-sale bonds, an immediate 1% parallel increase in interest rates at June 30, 2009, across the yield curve in all markets, would result in an estimated after-tax decrease in OCI in the range of $325 to $375. Conversely, an immediate 1% parallel decrease in interest rates would result in an estimated after-tax increase in OCI in the range of $325 to $375.
Sun Life Financial Inc. | sunlife.com     27

Condensed notes to the interim consolidated financial statements (unaudited)
ii) EQUITY RISK
The estimated impact on the Company’s policy holder obligations from an immediate 10% increase across all equity markets as at June 30, 2009, would be an increase in net income in the range of $150 to $225. Conversely, the impact of an immediate 10% drop across all equity markets would be an estimated decrease in net income in the range of $200 to $275.
Equities designated as available-for-sale generally do not support actuarial liabilities. Changes in fair value of available-for-sale equities are recorded to OCI. For the Company’s available-for-sale equities, an immediate 10% increase in stock prices at June 30, 2009, would result in an estimated after-tax increase in OCI in the range of $50 to $100. Conversely, an immediate 10% decrease in stock prices would result in an estimated after-tax decrease in OCI in the range of $50 to $100.
These sensitivities assume that the Company’s actual equity exposures exactly match the broader equity markets. Since in practice actual equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ from the market shocks illustrated above.
10. Changes in actuarial liabilities
Changes in actuarial liabilities for the three and six months ended June 30, 2009, and June 30, 2008, are as follows:

	For the three months ended		For the six months ended
	June 30	June 30	June 30	June 30
	2009	2008	2009	2008

Actuarial liabilities, beginning of period	$81,111	$77,508	$79,241	$77,936

Change in liabilities on in-force business(1)	1,328	(1,781)	576	(3,923)
Liabilities arising from new policies	1,218	781	2,498	1,383

Significant changes in assumptions or methodology:(2)
Gross increases	260	—	260	—

Increase (decrease) in actuarial liabilities	2,806	(1,000)	3,334	(2,540)

Actuarial liabilities before the following:	83,917	76,508	82,575	75,396
Effect of changes in currency exchange rates	(2,498)	(242)	(1,156)	870

Actuarial liabilities, June 30	81,419	76,266	81,419	76,266
Add: Other policy liabilities	2,182	1,942	2,182	1,942

Actuarial liabilities and other policy liabilities, June 30	$83,601	$78,208	$83,601	$78,208

(1)	Due to the enactment of the tax rules described in Note 11, an increase in actuarial liabilities of $135 was recorded during the first quarter of 2009. Prior to the enactment of these tax rules, actuarial liabilities included an estimated adjustment to account for income taxes as if these tax rules had, at the time, been enacted.

(2)	The increase in actuarial liabilities in 2009 includes $146 from strengthening default assumptions on mortgages, and $114 due to increased cost of debt instruments used to cover United States statutory reserve requirements.
FUTURE IMPACT OF PROSPECTIVE ACTUARIAL ASSUMPTION CHANGES
In the third quarter of 2009, the Company expects to update the equity related assumptions used to value variable annuity and segregated fund liabilities in accordance with professional guidance.

In addition, it is expected that updates to the interest rate related assumptions used in various valuation models will also result in additional reserves in the third quarter of 2009. These updates are being driven primarily by new criteria provided by a committee of the Canadian Institute of Actuaries.

While the precise impact of these changes is not yet determinable, the Company estimates that the total unfavourable net income impact of these changes will be in the range of $450 to $550 after-tax, including revisions to Conditional Tail Expectations (CTE levels) and other management actions. These impacts are based on equity and interest rate levels as at June 30, 2009.
11. Income taxes
A) INCOME TAXES EXPENSE (BENEFIT)
On January 1, 2007, the Company adopted CICA Handbook Section 3855, Financial Instruments—Recognition and Measurement. During the first quarter of 2009, tax rules relating to this Section were enacted. The enactment of these tax rules increased the tax benefit recorded in income taxes expense (benefit) in the interim consolidated statements of operations by approximately $174 in the first quarter of 2009. This tax benefit was partially offset by an increase in actuarial liabilities of $135 as described in Note 10, resulting in a net increase in total net income of $39 in the first quarter of 2009.
The impact of enactment of the above tax rules combined with the impact of a lower level of earnings in the Company as a whole, including losses in higher taxed jurisdictions, most notably SLF U.S., have given rise to the income tax recovery for the six months ended June 30, 2009.
28     Sun Life Financial Inc. | Second Quarter 2009

Condensed notes to the interim consolidated financial statements (unaudited)
B) INCOME TAXES INCLUDED IN OCI
OCI included in the interim consolidated statements of comprehensive income is presented net of income taxes. The following income tax amounts are included in each component of OCI for the three and six months ended June 30, 2009 and June 30, 2008:

	For the three months ended		For the six months ended
	June 30	June 30	June 30	June 30
	2009	2008	2009	2008

Unrealized foreign currency gains and losses on net investment hedges	$(4)	$(19)	$4	$(12)
Unrealized gains and losses on available-for-sale assets	(233)	47	(149)	101
Reclassifications to net income or loss for available-for-sale assets	6	7	(7)	13
Unrealized gains and losses on cash flow hedging instruments	(30)	(27)	(30)	6
Reclassifications to net income for cash flow hedges	3	(1)	—	(3)

Total income taxes benefit (expense) included in OCI	$(258)	$7	$(182)	$105

12. Pension plans and other post-retirement benefits
The Company recorded the following expenses (income) related to pension plans and other post-retirement plans for the three and six months ended June 30, 2009 and June 30, 2008:

	For the three months ended		For the six months ended
	June 30	June 30	June 30	June 30
	2009	2008	2009	2008

Pension benefit cost	$9	$10	$18	$20
Other post-retirement benefit expense (income)	$—	$(1)	$—	$(3)

13. Related party transactions
Transactions between SLF Inc. and its subsidiaries, which are related parties of SLF Inc., have been eliminated on consolidation and are not disclosed in this note.
In 2008, the Company held an equity investment in CI Financial Income Fund and Canadian International LP (collectively, CI Financial). The Company received distribution fees from CI Financial for sales of its products by agents licensed through the Company. Distribution fees for the three and six months ended June 30, 2008, of $37 and $74, respectively, were included in fee income in the interim consolidated statements of operations. The Company’s investment in CI Financial was sold on December 12, 2008, and as a result, CI Financial is no longer a related party of the Company.
14. Commitments, guarantees and contingencies
In 2007, SLF Inc. guaranteed the subordinated debentures and preferred shares issued by Sun Life Assurance that are held by external parties. All of the subordinated debentures issued by Sun Life Assurance are held by external parties and there are no preferred shares outstanding that are subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.
Sun Life Financial Inc. | sunlife.com     29

Condensed notes to the interim consolidated financial statements (unaudited)
The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (Consolidated):

Results for the three months ended
			Other
		Sun Life	subsidiaries of
	SLF Inc.	Assurance	SLF Inc.	Consolidation	SLF Inc.
	(Unconsolidated)	(Consolidated)	(Combined)	adjustments	(Consolidated)

June 30, 2009
Revenue	$19	$6,079	$2,545	$77	$8,720
Shareholders’ net income	$608	$271	$361	$(632)	$608

June 30, 2008
Revenue	$90	$3,226	$1,310	$(215)	$4,411
Shareholders’ net income	$536	$352	$156	$(508)	$536

Results for the six months ended
			Other
		Sun Life	subsidiaries of
	SLF Inc.	Assurance	SLF Inc.	Consolidation	SLF Inc.
	(Unconsolidated)	(Consolidated)	(Combined)	adjustments	(Consolidated)

June 30, 2009
Revenue	$28	$9,536	$4,232	$(48)	$13,748
Shareholders’ net income	$413	$389	$70	$(459)	$413

June 30, 2008
Revenue	$195	$6,458	$2,060	$(416)	$8,297
Shareholders’ net income	$1,087	$714	$300	$(1,014)	$1,087

Assets as at
			Other
		Sun Life	subsidiaries of
	SLF Inc.	Assurance	SLF Inc.	Consolidation	SLF Inc.
	(Unconsolidated)	(Consolidated)	(Combined)	adjustments	(Consolidated)

June 30, 2009
Invested assets	$22,000	$81,084	$25,344	$(20,306)	$108,122
Total other assets	$1,374	$10,758	$5,831	$(5,438)	$12,525
Actuarial and other policy liabilities	$—	$67,534	$16,145	$(78)	$83,601
Total other liabilities	$5,491	$13,729	$8,339	$(8,503)	$19,056

December 31, 2008
Invested assets	$20,393	$81,169	$24,103	$(18,787)	$106,878
Total other assets	$4,844	$10,912	$8,942	$(11,743)	$12,955
Actuarial and other policy liabilities	$—	$65,954	$15,484	$(27)	$81,411
Total other liabilities	$7,934	$15,729	$12,242	$(14,892)	$21,013

June 30, 2008
Invested assets	$21,354	$77,667	$22,381	$(19,258)	$102,144
Total other assets	$5,901	$10,106	$11,050	$(15,626)	$11,431
Actuarial and other policy liabilities	$—	$64,166	$13,961	$81	$78,208
Total other liabilities	$9,772	$13,593	$13,195	$(18,775)	$17,785

30     Sun Life Financial Inc. | Second Quarter 2009

Condensed notes to the interim consolidated financial statements (unaudited)
15. Foreign exchange gain/loss
The net foreign exchange loss of $4, equivalent to the proportionate amount of the foreign exchange loss accumulated in the unrealized foreign currency translation gains (losses) in accumulated other comprehensive income from the Company’s self-sustaining foreign operations, was recognized in net investment income in the second quarter of 2009. There was no similar foreign exchange loss for the three and six months ended June 30, 2008.
16. Variable interest entities
The Company has a greater than 20% involvement in a number of variable interest entities (VIEs) where the Company does not have a controlling financial interest, including being a creditor in trusts, limited partnerships, limited liability companies and special purpose entities. These VIEs were used to finance commercial mortgages, franchise receivables, auto receivables, retail stores, equipment, and to make private debt and equity investments. As at June 30, 2009, the Company’s maximum exposure to loss related to all of these investments is $325 which is the carrying amount of these assets.
Sun Life Financial Inc. | sunlife.com      31

MAJOR OFFICES

The following is contact information for Sun Life Financial’s major offices and joint venture companies around the world. For inquiries and customer service, please contact the appropriate office in your area.
Sun Life Financial Canada
Canadian Headquarters
227 King Street South
Waterloo, Ontario
Canada N2J 4C5
Tel: 519-888-3900
Call Centre: 1 877 SUN-LIFE/1 877 786-5433
Mon. to Fri. 8:00 a.m. — 8:00 p.m. Eastern Time
Website: www.sunlife.ca
Toronto Office
225 King Street West
Toronto, Ontario
Canada M5V 3C5
Tel: 416-408-7500
Call Centre: 1 877 SUN-LIFE/1 877 786-5433
Mon. to Fri. 8:00 a.m. — 8:00 p.m. Eastern Time
Website: www.sunlife.ca
Montreal Office
1155 Metcalfe Street
Montreal, Quebec
Canada H3B 2V9
Tel: 514-866-6411
Call Centre: 1 877 SUN-LIFE/1 877 786-5433
Mon. to Fri. 8:00 a.m. — 8:00 p.m. Eastern Time
Website: www.sunlife.ca
Sun Life Financial U.S.
One Sun Life Executive Park
Wellesley Hills, Massachusetts
USA 02481
Tel: 781-237-6030
Call Centre: 1 800 SUN-LIFE/1 800 786-5433
Mon. to Fri. 8:00 a.m. — 5:00 p.m. Eastern Time
Website: www.sunlife-usa.com
Bermuda
Victoria Hall
11 Victoria Street
Hamilton HM 11, Bermuda
Tel: (441) 296-3084
Website: www.sunlifebermuda.com
Sun Life Financial U.K.
Matrix House
Basing View, Basingstoke
Hampshire
United Kingdom RG21 4DZ
Tel: (0870) 160-5040
Call Centre: (0870) 161-1111
Mon. to Fri. 8:00 a.m. — 6:00 p.m.
Website: www.sunlifefinancialofcanada.co.uk
Sun Life Financial Asia
Asia Regional Office
27/F Oxford House
Taikoo Place
979 King’s Road
Hong Kong
Tel: (852) 2918-3888
China
Sun Life Everbright Life Insurance
Company Limited
37/F Tianjin International Building
75 Nanjing Road
Heping District
Tianjin, China 300050
Tel: (8622) 2339-1188
Website: www.sunlife-everbright.com
Beijing Representative Office
Suite 1207
China Resources Building
No. 8, Jianguomenbei Avenue
Eastern District
Beijing, China 100005
Tel: (8610) 8519-2510
Hong Kong
Sun Life Hong Kong Limited
20/F, One Exchange Square
Central, Hong Kong
Tel: (852) 2103-8888
Call Centre: (852) 2103-8928
Mon. to Fri. 9:00 a.m. — 5:45 p.m.
Website: www.sunlife.com.hk
India
Birla Sun Life Insurance Company Limited
One India Bulls Centre
Tower 1, 16th Floor, Jupiter Mill Compound
841 Senapati Bapat Marg
Elphinstone Road
Mumbai, India 400 013
Tel: 91-22-4356-9000
Mon. to Fri. 9:30 a.m. — 6:00 p.m.
Website: www.birlasunlife.com
Birla Sun Life Asset Management
Company Limited
One India Bulls Centre
Tower 1, 16th Floor, Jupiter Mill Compound
841 Senapati Bapat Marg
Elphinstone Road
Mumbai, India 400 013
Tel: 91-22-4356-8000
Mon. to Fri. 9:30 a.m. — 6:00 p.m.
Website: www.birlasunlife.com
Indonesia
World Trade Centre, 8th & 9th Floors
JL Jend. Sudirman Kav 29-31
Jakarta, Indonesia 12920
Tel: (6221) 5289-0000
Call Centre: (6221) 5289-0088
Toll Free: 0800 140 1262
Mon. to Fri. 8:30 a.m. — 5:30 p.m.
Website: www.sunlife.co.id
Philippines
12th Floor, The Enterprise Center Tower 2
6766 Ayala Avenue cor.
Paseo de Roxas
Makati City, Philippines 0724
Tel: (632) 886-6188
Call Centre: (632) 849-9888
In the Provinces call 1 800 10-SUNLIFE via PLDT
Mon. to Fri. 8:00 a.m. — 6:00 p.m.
Website: www.sunlife.com.ph

32     Sun Life Financial Inc. | Second Quarter 2009

CORPORATE AND SHAREHOLDER INFORMATION

For information about the Sun Life Financial group of companies, corporate news and financial results, please visit www.sunlife.com.
CORPORATE OFFICE
Sun Life Financial Inc.
150 King Street West
Toronto, Ontario
Canada M5H 1J9
Tel: 416-979-9966
Website: www.sunlife.com
INVESTOR RELATIONS
For financial analysts, portfolio managers and institutional investors requiring information, please contact:
Paul Petrelli
Vice-President, Investor Relations
Tel: 416-204-8163
Fax: 416-979-4080
E-mail: investor.relations@sunlife.com
Please note that financial information can also be obtained from www.sunlife.com.
TRANSFER AGENT
For information about your shareholdings, dividends, change in share registration or address, estate transfers, lost certificates, or to advise of duplicate mailings, please contact the Transfer Agent in the country where you reside. If you do not live in any of the countries listed, please contact the Canadian Transfer Agent.
Canada
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario
Canada M5C 2W9
Within North America:
Tel: 1 877 224-1760 (English)
       1 888 290-0048 (French)
Outside of North America:
Tel: 416-348-9412
Fax: 416-643-5501
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com
Shareholders can view their account details using CIBC Mellon Trust Company’s Internet service, Answerline®. Register at www.cibcmellon.com/answerlineregistration.
United States
BNY Mellon Shareowner Services
480 Washington Blvd.
Jersey City, NJ 07310
Tel: 1 800 648-8393
E-mail: shrrelations@mellon.com
United Kingdom
Capita Registrars Ltd.
34 Beckenham Road
Beckenham, Kent
United Kingdom BR3 4TU
Within the U.K.:
Tel: (0845) 602 1587
Outside the U.K.:
Tel: +44 20 8639 2064
E-mail: ssd@capitaregistrars.com
Philippines
The Hongkong and Shanghai Banking
Corporation Limited
HSBC Stock Transfer
7/F, HSBC Centre
3058 Fifth Avenue West
Bonifacio Global City
Taguig City, 1634, Philippines
From Metro Manila:
Tel: PLDT (632) 581-8111
       GLOBE (632) 976-8111
From the Provinces: 1 800 1 888-2422
Hong Kong
Computershare Hong Kong Investor
Services Limited
Hopewell Centre, 18th Floor
Rooms 1806-1807
183 Queen’s Road East
Wanchai, Hong Kong
Tel: (852) 2862-8628
E-mail: hkinfo@computershare.com.hk
SHAREHOLDER SERVICES
For shareholder account inquiries, please contact the Transfer Agent in the country where you reside, or Shareholder Services:
Fax: 416-598-3121
English E-mail:
shareholderservices@sunlife.com
French E-mail:
servicesauxactionnaires@sunlife.com
DIVIDENDS
2009 Dividend dates
Common shares

Record dates	Payment dates

February 25	April 1, 2009
May 27	June 30, 2009
August 26	September 30, 2009
November 25*	December 31, 2009

*	Subject to approval by the Board of Directors
Direct deposit of dividends
Common shareholders residing in Canada or the U.S. may have their dividend payments deposited directly into their bank account.
The Request for Electronic Payment of Dividends Form is available for downloading from the Investor Centre on CIBC Mellon’s website, www.cibcmellon.com, or you can contact CIBC Mellon to have a form sent to you.
Canadian Dividend Reinvestment and Share Purchase Plan
Canadian-resident common and preferred shareholders can enrol in the Dividend Reinvestment and Share Purchase Plan. For details visit our website at www.sunlife.com or contact the Plan Agent, CIBC Mellon at inquiries@cibcmellon.com.
STOCK EXCHANGE LISTINGS
Sun Life Financial Inc. Class A Preferred Shares are listed on the Toronto Stock Exchange (TSX).

Ticker Symbols:	Series 1 - SLF.PR.A Series 2 - SLF.PR.B Series 3 - SLF.PR.C Series 4 - SLF.PR.D Series 5 - SLF.PR.E Series 6R - SLF.PR.F
Sun Life Financial Inc. common shares are listed on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges. Ticker Symbol: SLF
As of August 3, 2009, there were 560,803,695 outstanding common shares, which are the only voting securities.

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Sun Life Financial Inc. | Second Quarter 2009     33

Sun Life	150 King Street West
Financial Inc.	Toronto, Ontario
Canada M5H 1J9

sunlife.com